SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2014

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

Earnings Release | 3Q14

Gafisa

3Q14 Conference Call

November 10, 2014

> 8:00 am US EST
In English (simultaneous translation from Portuguese)
+ 1-516-3001066 US EST
Code: Gafisa

> 11:00 am Brasília Time
In Portuguese
Telephones:
+55-11-3728-5800 (Brazil)
Code: Gafisa

Replay:
+55-11-3127-4999 (Brazil)
Code: 56606244
+55-11-3127-4999 (USA)
Code: 75482502
Webcast: www.gafisa.com.br/ri

IR Contacts

Danilo Cabrera
Mariana Suarez
Phone: +55 11 3025-9242 / 9978
Email: ri@gafisa.com.br
IR Website:
www.gafisa.com.br/ir

Media Relations

Máquina da Notícia - Comunicação Integrada
Fernando Kadaoka
Telephone: +55 11 3147-7498
Fax: +55 11 3147-7900
E-mail:
fernando.kadaoka@maquina.inf.br

Shares

GFSA3 – Bovespa
GFA – NYSE
Total shares outstanding:
435.559.201[1]
Average daily trading volume (90 days[2]):
R$12.6 million

(1) Including 30,288,991 treasury shares
(2) Until September 30, 2014

GAFISA RELEASES 3Q14 RESULTS

FOR IMMEDIATE RELEASE

São Paulo, November 07, 2014

Gafisa S.A. (Bovespa: GFSA3; NYSE: GFA), one of Brazil’s leading homebuilders, today reported financial results for the quarter ended September 30, 2014.

MANAGEMENT COMMENTS AND HIGHLIGHTS

During this challenging macroeconomic climate, the Company is remaining focused on maintaining profitability and generating cash flow. Corrections and improvements by the Company and our business partners undertaken in recent years have increased the efficiency of the production cycle, thereby reducing the construction period, strengthening financial management, and improving the quality and speed of the transfer process. As a result, we have achieved better operating performance, enhancing the profile of our capital employed. These factors have also positioned the Company well for the current economic environment.

In this context, Gafisa and Tenda’s projects performance has been solid during recent quarters, contributing to adjusted gross margin of 36.4% in the third quarter on a consolidated basis. The Gafisa segment’s results were stable, with an adjusted gross margin of 38.7%, while in the Tenda segment, the proportional increase in contribution from new projects has resulted in increasing our expectation that  we will be able to maintain  an adjusted gross margin level of between 28-30% for new projects.

Similar to the second quarter, Gafisa’s third quarter performance was impacted by continued weakness in the economic environment. Accordingly, Gafisa is taking a selective approach to product development and launches, as it prioritizes pursuing a solid level of profitability.

In the Gafisa segment, third quarter launches totaled R$419.1 million, with gross pre-sales of R$345.6 million. During the quarter, more cautious buying behavior on the part of consumers resulted in a reduction in launches sales velocity. In the 3Q14, Gafisa’s SoS was 7.2%.

Recently, in line with our commitment to transparency, capital discipline and value generation to shareholders, the Company announced the reduction of its guidance for 2014 expected launches for the Gafisa segment. Despite having projects already approved and ready for launch through the end of the year, the Company believes that, based on the continuing uncertainties of the current economic environment, these launches should be postponed to 2015, which will allow for more appropriate timing in order to maintain these projects’ target margins. As a result, in the 3Q14 Gafisa completed R$1.0 billion of launches in 9M14, attaining 89% of the midpoint of newly established guidance of between R$1.1 billion to R$1.2 billion. Looking ahead to the last quarter of the year, the Gafisa segment is dedicating even more focus on the sale of inventories of its previously launched projects.

Tenda experienced lower launch activity in the third quarter due to a greater than expected period in finalizing the legalization and contracting of new projects with financing agents, which resulted in the postponement of some projects to the fourth quarter. Third quarter launches totaled R$91.3 million, with gross pre-sales of R$182.3 million. The level of dissolutions in 3Q14 still presented a high volume of R$146.3 million, driven mainly by the strong delivery of legacy projects, which accounted for 70% of PSV in the period. Our expectation is that the volume of cancellations in the last quarter will remain at a similar level, due to the delivery of most of the remaining legacy projects, coupled with the transition to a new sales accounting policy, where the sale is booked only after payment by the customer.

The higher volume of dissolutions impacted significantly sales velocity in this third quarter, reaching 4.6%. The World Cup, which had an adverse effect on the number of visitations to the shops, and a change in the sales accounting policy have also contributed to a pre-sales reduction in the period. However, we continue to believe in the resilience of Tenda’s market segment, even in the face of economic uncertainty. Demand in the low income housing segment is still quite strong, due to Brazil’s low unemployment rate and the availability of credit for the segment.

In the 9M14, Tenda launches reached R$371.8 million, and facing terms longer than expected for legalization and contracting, remains seeking the floor for its launch guidance of R$600 to R$800 million, to the end of the year.

Consolidated Gafisa and Tenda launch volumes for the quarter reached R$510.4 million and R$1.4 billion in the first nine months of the year, which represents 75% of the midpoint of newly revised guidance of R$1.7 to R$2.0 billion. Net pre-sales were R$230.8 million and R$903.1 million in the 9M14. Adjusted gross profit was R$179.9 million, with a margin of 36.4% in the quarter, 2 percentage points above that of the previous year. In the 9M14, adjusted gross profit totaled R$517.3 million, with a margin of 34.4%, 5.8 percentage points above that of the 9M13, demonstrating Gafisa and Tenda improved operating performance.

Consolidated net income was a loss of R$9.9 million, comprised by Gafisa’s net income of R$15.3 million, and a loss in Tenda of approximately R$25.2 million. For the 9M14, net income was negative R$50.6 million, with Gafisa presenting income of R$30.1 million, and Tenda reporting a loss of R$80.7 million.

Operational cash generation performed well during the year. The Company ended 3Q14 with operating cash flow of R$49.4 million, reaching R$195.5 million in the 9M14, reflecting: (i) the transfer/receiving process for units sold with financing agents, with around R$1.2 billion transferred during the year, and; (ii) greater control over the Company’s business cycle. Free cash flow generation in 3Q14 was positive again at R$23.5 million, totaling R$42.7 million during the year.

At the end of September, 2014, the Company’s Net Debt/Equity ratio reached 44.3%, which is in line with the previous quarter. Excluding project finance, the Net Debt/Equity ratio was negative 22.8%.

The separation process of the business units continues to progress, and as soon as we have information on the next steps, the Company will inform its shareholders and the market.

As the year end approaches, we are pleased to have seen major evolution in the financial and operating cycles of both companies. We continue to work with having profitability and shareholder value creation goals as our guidelines, always seeking ongoing improvement in our results.

Sandro Gamba Chief Executive Officer – Gafisa S.A.	Rodrigo Osmo Chief Executive Officer – Tenda S.A.

FINANCIAL RESULTS

▲       Net revenue recognized by the “PoC” method was R$365.3 million in the Gafisa segment and R$128.9 million in the Tenda segment. This resulted in consolidated revenue of R$494.2 million in the third quarter, a reduction of 21.3% compared with the 3Q13, and 14.0% from the 2Q14. In the 9M14, net revenue reached R$1.5 billion.

▲       Adjusted gross profit for 3Q14 was R$179.9 million, down from R$216.1 million in 3Q13 and R$205.3 million in the previous quarter. Even though, adjusted gross margin rose to 36.4% versus 34.4% in the prior-year period and 35.7% in the 2Q14. Gafisa’s contribution was an adjusted gross profit of R$141.5 million, with an adjusted margin of 38.7%, while Tenda’s contribution was R$38.4 million, with a margin of 29.8% in 3Q14. In the first nine months, consolidated adjusted gross profit was R$517.3 million, and adjusted gross margin was 34.4%.

▲       Adjusted EBITDA was R$73.5 million in the 3Q14. The Gafisa segment reported adjusted EBITDA of R$76.7 million, while the Tenda segment’s adjusted EBITDA was negative at R$9.8 million. Please note that consolidated adjusted EBITDA includes Alphaville equity income, while the Gafisa segment’s adjusted EBITDA is net of this effect. At the end of 9M14, consolidated adjusted EBITDA reached R$189.8 million. Consolidated EBITDA margin reached 14.9% in 3Q14 and 12.6% in 9M14.

▲       The Company reported a consolidated net loss of R$9.9 million in the third quarter. Gafisa reported a profit of R$15.3 million, including the contribution of R$6.6 million from Alphaville, while Tenda reported a loss of R$25.2 million. In the 9M14, the net loss reached R$50.6 million.

▲       Operating cash generation reached R$49.4 million in the 3Q14 and R$195.5 million in the 9M14. In the 3Q14, the Company recorded cash generation of R$23.5 million, while in the 9M14, cash generation was R$42.7 million.

OPERATING RESULTS

▲       Launches totaled R$510.4 million in the 3Q14, comprising 4 Gafisa projects and 2 Tenda projects, compared to R$413.7 million in the 2Q14. In 9M14, R$1.4 billion was launched. The Gafisa segment accounted for R$1.0 billion, while the Tenda segment launched the remaining R$371.8 million.

▲       Consolidated pre-sales totaled R$230.8 million in the 3Q14, of which R$194.9 million related to Gafisa and R$35.9 million to Tenda, compared to sales of R$338.9 million in the 3Q13. In the 9M14, sales reached R$903.1 million, with R$633.7 million in the Gafisa segment and R$269.4 million in the Tenda segment. Consolidated sales from launches in the 9M14 represented 66.2% of the total, while sales from inventory comprised the remaining 33.8%.

▲       Consolidated sales over supply (SoS) reached 6.7% in 3Q14, compared to 12.6% in 2Q14 and 11.6% in the year-ago period. In the quarter, SoS was 7.2% at Gafisa and 4.6% at Tenda. Over the past 12 months Gafisa’s SoS was 30.4%, while Tenda’s was 37.8%

▲       Consolidated inventory at market value increased R$195.6 million in the quarter, reaching R$3.2 billion. Gafisa’s inventory reached R$2.5 billion and Tenda’s inventory totaled R$712.4 million.

▲       Throughout the third quarter, the Company delivered 11 projects, totaling 1,549 units, representing R$366.9 million in PSV. The Gafisa segment delivered 366 units, while the Tenda segment delivered the remaining 1,183 units.

ANALYSIS OF RESULTS

Gafisa Segment

Gross Margin Expansion and Reduction in Expenses Benefit Operating Results

The Gafisa segment’s margin has been improving in recent quarters, due to the consolidation of operations in certain markets and the delivery of legacy projects. Accordingly, the segment’s profitability increased. Adjusted gross profit totaled R$141.5 million in 3Q14, with a margin of 38.7%. Another quarterly highlight is the 6.4% y-o-y reduction in the amount of expenses, primarily due to lower selling expenses. The reduction was achieved despite higher launch volumes in the period.

Net Income

Net income for the period was R$15.3 million, compared to R$17.1 million in 2Q14, and R$76.7 million in the year-ago period. Excluding R$6.6 million in equity from Alphaville, the Gafisa segment’s net income was R$8.7 million. The result was stable versus the 2Q14, and reflects improved operating performance despite lower revenue. In the 9M14, net income totaled R$18.5 million, compared to a loss of R$50.8 million in the prior year, underscoring the improvement in Gafisa’s performance in recent quarters.

To note, currently Gafisa holds a 30% stake in Alphaville, while in 3Q13 it owned 100%.

Gafisa Segment (R$ million)	3Q14	2Q14	3Q13	9M14	9M13
Adjusted Gross Profit	141.5	151.5	191.9	409.4	446.3
Adjusted Gross Margin	38.7%	38.1%	44.4%	37.6%	38.0%
Net Profit	15.3	17.1	76.7	30.1	77.0
Equity income from Alphaville	6.6	8.4	47.0	11.6	127.8
Net Profit Ex-Aphaville	8.7	8.7	29.7	18.5	(50.8)

Tenda Segment

High Volume of Dissolution of Legacy Impacted Revenue

Lower quarterly launch volumes, due to delays in obtaining licenses and contracting projects with financing agents, coupled with a higher level of dissolutions in this 3Q14, especially due to the large volume of deliveries of legacy projects, negatively impacted sales results and revenue recognition of Tenda this quarter. With the higher concentration of dissolutions in legacy projects, the revenue breakdown was positively impacted by increased participation of projects related to the New Model, thereby allowing the maintenance of the adjusted gross margin at a high level, reaching 29.8% in the quarter.

In late August we implemented a new sales accounting policy, where the sale is booked only after payment by the customer. Until then, revenue was generated by the issuance of the customer purchase and sale agreement. We hope that this change presents a significant impact on reducing the level of dissolutions of new pre-sales starting in September.

A streamlined cost structure, which better reflects the size of operations, also contributed to the segment’s third quarter results. Selling, general and administrative expenses once again decreased sharply from a year earlier. Selling expenses were impacted by lower gross sales in the period, while general and administrative expenses recorded annual savings of 24.7%, due to reduced operational complexity in the Tenda segment, with the reduction in the number of legacy projects.

Net Income

The third quarter net loss was R$25.2 million, compared to a net loss of R$18.0 million in 2Q14, and R$60.9 million in 3Q13. While Tenda’s 3Q14 bottom line was impacted by lower launch volumes and net sales, the segment’s performance has improved over a longer timeframe. In the 9M14, Tenda’s net loss declined 38.3% year-over-year, closing the period at R$80.7 million.

Tenda Segment (R$ million)	3Q14	2Q14	3Q13	9M14	9M13
Adjusted Gross Profit	38.5	53.8	24.2	107.8	61.5
Adjusted Gross Margin	29.8%	30.4%	12.3%	26.2%	10.2%
Net Profit	(25.2)	(18.0)	(60.9)	(80.7)	(130.8)

RECENT EVENTS

Share Buyback Program

Regarding the share buyback program in place, on October 30, 2014, the Company had acquired around 30 million shares, or around 94% of the total amount permitted, considering the maximum amount of 32,938,554 shares.

The approved program is conditional on the maintenance of consolidated net debt at a level equal to or less than 60% of net equity and does not oblige the Company to acquire any particular amount of shares in the market. The program may be suspended at any time.

On February 26, 2014, the Company canceled an open share buyback program in place in the Tenda subsidiary and opened a new program in Gafisa, containing the same previously defined conditions. The new program can repurchase the remaining balance of shares.

Revision of 2014 Guidance

In line with the Company’s commitment to transparency, capital discipline and value generation to shareholders, it was disclosed in a Material Fact dated October 20 that the Company lowered its guidance for 2014 expected launches for the Gafisa segment. The new launch guidance for the segment was lowered to R$1.1 to R$1.2 billion from R$1.5 to R$1.7 billion previously. Despite having projects already approved and ready for launch through the end of the year, the Company believes that, based on the continuing uncertainties of the current economic environment, these launches should be postponed to 2015.

Due to the change in the volume of 2014 launches projected for the Gafisa segment, guidance for the ratio of Administrative Expenses to Launch Volumes, which was 7.5% for 2014, has been impacted. While projected administrative expenses for the year, and the basis for previous guidance, are within expectations, this guidance becomes is no longer applicable for 2014.

Gafisa remains strongly committed to the recovery plan for its profitability level and focused on the generation of value for its shareholders.

Key Numbers for the Gafisa Group

Table 1 – Gafisa Segment - Operating and Financial Highlights – (R$000, and % Gafisa)

	3Q14	2Q14	Q/Q (%)	3Q13	Y/Y (%)	9M14	9M13	Y/Y (%)
Launches	419,134	314,733	33.2%	107,248	290.8%	1,023,012	406,187	151.9%
Net pre-sales	194,892	251,290	-22.4%	188,716	3.3%	633,738	506,742	25.1%
Net pre-sales of Launches	130,368	116,334	12.1%	36,885	253.4%	154,249	164,052	-6.0%
Sales over Supply (SoS)	7.2%	9.8%	-2.6 p.p.	9.2%	-2.0 p.p.	20.2%	21.4%	1.2 p.p.
Delivered projects (Units)	366	1,504	-75.7%	1,477	-75.2%	2,394	3,205	-25.3%
Net Revenue	365,256	397,907	-8.2%	432,252	-15.5%	1,089,913	1,173,897	-7.2%
Adjusted Gross Profit¹	141,462	151,456	-6.6%	191,895	-26.3%	409,448	446,313	-8.3%
Adjusted Gross Margin¹	38.7%	38.1%	60 bps	44.4%	-570 bps	37.6%	38.0%	-40 bps
Adjusted EBITDA[2]	76,690	83,353	-8.0%	121,031	-36.6%	214,855	223,278	-3.8%
Adjusted EBITDA Margin[2]	21.0%	20.9%	10 bps	28.0%	-700 bps	19.7%	19.0%	-830 bps
Net Income (Loss)	15,263	17,132	-10.9%	76,731	-80.1%	30,068	76,979	-60.9%
Backlog revenues	1,157,390	1,298,089	-10.8%	1,625,581	-28.8%	1,157,390	1,625,581	-28.8%
Backlog results ³	448,963	470,361	-4.5%	561,524	-20.0%	448,963	561,524	-20.0%
Backlog margin ³	38.8%	36.2%	260 bps	34.5%	430 bps	38.8%	34.5%	430 bps

1) Adjusted by capitalized interests

2) Adjusted by expenses with stock option plans (non-cash), minority. EBITDA from Gafisa segment does not consider the equity income from Alphaville.

3) Backlog results net of PIS/COFINS taxes – 3.65%, and excluding the impact of PVA (Present Value Adjustment) method according to Law 11,638.

Key Numbers for Tenda

Table 2 – Tenda Segment - Operating and Financial Highlights – (R$000, and % Tenda)

	3Q14	2Q14	Q/Q (%)	3Q13	Y/Y (%)	9M14	9M13	Y/Y (%)
Launches	91,294	99,011	-7.8%	103,644	-11.9%	371,749	250,396	48.5%
Net pre-sales	35,892	181,728	-80.3%	150,151	-76.1%	269,387	326,777	-17.6%
Net pre-sales of Launches	22,490	42,299	-46.8%	74,307	-69.7%	85,387	142,848	-40.2%
Sales over Supply (SoS)	4.6%	20.8%	-16.2 p.p.	17.4%	-12.8 p.p.	26.7%	30.8%	-4.1 p.p.
Delivered projects (Units)	1,183	2,185	-45.9%	1,014	16.7%	4,640	3,540	31.1%
Net Revenue	128,935	176,923	-27.1%	195,795	-34.1%	411,809	602,563	-31.7%
Adjusted Gross Profit¹	38,458	53,805	-28.5%	24,177	59.1%	107,826	61,470	75.4%
Adjusted Gross Margin¹	29.8%	30.4%	-60 bps	12.3%	1750 bps	26.2%	10.2%	1600 bps
Adjusted EBITDA[2]	(9,828)	(1,907)	-415.4%	(28,027)	64.9%	(36,648)	(59,346)	27.7%
Adjusted EBITDA Margin[2]	-7.6%	-1.1%	-650 bps	-14.3%	670 bps	-8.9%	-9.8%	90 bps
Net Income (Loss)	(25,219)	(17,983)	-40.2%	(60,955)	58.6%	(80,662)	(130,819)	34.0%
Backlog revenues	139,318	207,912	-33.0%	274,642	-49.3%	139,318	274,642	-49.3%
Backlog results ³	40,010	61,563	-35.0%	62,789	-36.3%	40,010	62,789	-36.3%
Backlog margin ³	28.7%	29.6%	-90 bps	22.9%	580 bps	28.7%	22.9%	580 bps

1) Adjusted by capitalized interests

2) Adjusted by expenses with stock option plans (non-cash), minority. Tenda does not hold equity in Alphaville.

3) Backlog results net of PIS/COFINS taxes – 3.65%, and excluding the impact of PVA (Present Value Adjustment) method according to Law 11,638.

Key Consolidated Numbers

Table 3 - Operating and Financial Highlights – (R$000, and % Company)

	3Q14	2Q14	Q/Q (%)	3Q13	Y/Y (%)	9M14	9M13	Y/Y (%)
Launches	510,428	413,744	23.4%	210,892	142.0%	1,394,761	656,583	112.4%
Launches, units	1,534	1,089	40.9%	844	81.8%	4,413	2,638	67.3%
Pre-sales	230,784	433,018	-46.7%	338,867	-31.9%	903,125	833,519	8.4%
Pre-sales, units	682	1,628	-58.1%	1,410	-51.6%	3,079	3,606	-14.6%
Pre-sales of Launches	152,858	158,633	-3.6%	111,193	37.5%	239,636	306,901	-21.9%
Sales over Supply (SoS)	6.7%	12.6%	-47.0%	11.6%	-42.7%	21.8%	24.3%	-10.2%
Delivered projects (PSV)	366,917	678,171	-45.9%	529,624	-30.7%	1,602,596	1,298,513	23.4%
Delivered projects, units	1,549	3,689	-58.0%	2,491	-37.8%	7,034	6,745	4.3%
Net Revenue	494,191	574,830	-14.0%	628,047	-21.3%	1,501,722	1,776,461	-15.5%
Adjusted Gross Profit[1]	179,920	205,261	-12.3%	216,072	-16.7%	517,274	507,783	1.9%
Adjusted Gross Margin¹	36.4%	35.7%	70 bps	34.4%	200 bps	34.4%	28.6%	580 bps
Adjusted EBITDA ²	73,457	89,838	-18.2%	139,997	-47.5%	189,767	291,689	-34.9%
Adjusted EBITDA Margin ²	14.9%	15.6%	-80 bps	22.3%	-750 bps	12.6%	16.4%	-380 bps
Net Income (Loss)	(9,956)	(851)	-1,269.9%	15,777	-163.1%	(50,594)	(53,840)	6.0%
Backlog revenues	1,296,708	1,506,001	-13.9%	1,900,224	-31.8%	1,296,708	1,900,224	-31.8%
Backlog results ³	488,973	531,924	-8.1%	624,313	-21.7%	488,973	624,313	-21.7%
Backlog margin ³	37.7%	35.3%	240 bps	32.9%	480 bps	37.7%	32.9%	480 bps
Net Debt + Investor Obligations	1,384,795	1,408,283	-1.7%	2,858,095	-51.5%	1,384,795	2,858,095	-51.5%
Cash and cash equivalents	1,463,454	1,279,568	14.4%	781,606	87.2%	1,463,454	781,606	87.2%
Shareholder’s Equity	3,106,916	3,116,182	-0.2%	2,216,828	40.3%	3,106,916	2,216,828	40.3%
Shareholder’s Equity+ Minority	3,129,137	3,138,131	-0.3%	2,267,662	38.0%	3,129,137	2,267,662	38.0%
Total Assets	7,578,854	7,288,403	4.8%	8,199,678	-6.9%	7,635,296	8,199,678	-6.9%
(Net Debt + Obligations) / (SE + Minority)	44.3%	44.9%	-60 bps	126.0%	-8.170 bps	44.3%	126.0%	-8.170 bps

1) Adjusted by capitalized interests

2) Adjusted by expenses with stock option plans (non-cash), minority. Consolidated EBITDA considers the equity income from Alphaville.

3) Backlog results net of PIS/COFINS taxes – 3.65%, and excluding the impact of PVA (Present Value Adjustment) method according to Law 11,638.

Update on the Separation Process

Administrative Split and Next Steps

The Company continued to evaluate the potential separation of the Gafisa and Tenda business units during the quarter.

As previously reported, a separation would be the next step in a comprehensive plan initiated by management to enhance value creation for both business units and its shareholders.

Since the beginning of the year the Company has been moving toward the effective separation of Gafisa and Tenda’s administrative structures, so that they can operate independently in the future.

In recent months the actual division of various departments such as Services, Personnel and Management Center, Legal, among others has been implemented. The Company is currently working on the completion of this process, defining guidelines for the separation and independent operation of some remaining departments that still operate in a shared way.

At the same time, the Company continues to evaluate separation alternatives for the two companies.

Among the initiatives and studies being undertaken, we highlight:

(1)   Review of relationship with agents potentially linked to the separation process in order to align contractual, operational and financial issues related to the possible separation;

(2)   Amendment with the Brazilian Securities and Exchange Commission (CVM), related to the category of Tenda as an issuer. Since late July 2014, Tenda became registered under Category A;

(3)   Continuity of studies the most appropriate capital structure for the business cycle of each company, as well as liquidity, and fiscal, tax, legal, corporate aspects, among others.

The Company will keep its shareholders and the market informed as to the progress and development of this process.

GAFISA SEGMENT

Focuses on residential developments within the upper, upper-middle, and middle-income segments, with average unit prices of R$500,000,00.

Operating Results

Launches and Pre-Sales

Third-quarter launches totaled R$419.1 million and comprised 4 projects/phases located in the cities of São Paulo, São Caetano and Rio de Janeiro. Also in the quarter, the Company requested renunciation of a development launched in early 2014 in São Paulo, with a PSV of R$64.8 million, to modify the project. Therefore, in the first 9M14, excluding the effect of the project mentioned above, the segment’s launches totaled R$1.0 billion, compared to R$406.2 million in the same period last year.

Gafisa segment 3Q14 gross pre-sales totaled R$345.6 million and R$984.8 million in the 9M14. Dissolutions reached R$150.7 million, affecting net pre-sales that reached R$194.9 million. In the 9M14, net sales totaled R$633.7 million and the volume of dissolutions was R$351.1 million. Units launched during the quarter represented 54.2% of total sales, amounting to R$105.6 million, while in the 9M14 launches represented 44.9% of pre-sales. The segment accounted for 82.1% of consolidated launches for the quarter and 74.5% for the 9M14.

Table 4. Gafisa Segment – Launches and Pre-sales (R$000)

	3Q14	2Q14	Q/Q (%)	3Q13	Y/Y (%)	9M14	9M13	Y/Y (%)
Launches	419,134	314,733	33.2%	107,248	290.8%	1,023,012	406,187	151.9%
Pre-sales	194,892	251,290	-22.4%	188,716	3.3%	633,738	506,742	25.1%

Sales over Supply (SoS)

3Q14 sales velocity was 7.2%, compared with 9.8% in 2Q14 and 9.2% in the previous year. Considering the last 12 months, Gafisa’s SoS ended the 3Q14 at 30.4%.

Dissolutions

Uncertainties related to the current Brazilian economic scenario resulted in an increase in dissolutions, reaching R$150.7 million in the quarter, compared to R$119.9 million in the 2Q14 and R$73.0 million in the previous year. In the 9M14, the level of dissolutions was R$351.1 million, down 12.7% compared to the R$402.3 million in the same period of 2013, despite a more difficult macroeconomic environment.

In the last three years, the Company has been working on initiatives in search of higher credit quality of its sales, aiming at  reaching a reduced level of dissolutions throughout the construction and delivery cicle. It is worth mentioning the importance of assertiveness in the credit review process at the time of the sale, which has generated great efficiency in the process of transferring Gafisa customers, despite deteriorating marcoeconomic conditions throughout the year.

In the 3Q14, of the 289 Gafisa segment units cancelled and returned to inventory, 69.1% were resold. For the year, 691 units have been cancelled, of which 58.5% have already been resold.

Inventory

In 3Q14, Gafisa maintained its focus on inventory reduction initiatives. Accordingly, inventory represented 55.1% of total sales in the period. The market value of Gafisa segment inventory reached R$2.5 billion in the 3Q14, as compared to R$2.3 billion in the previous quarter. Finished units outside of core markets accounted for R$191.1 million, or 7.6% of total inventory.

Table 5. Gafisa Segment – Inventory at Market Value (R$000)

	Inventories BoP 2Q14	Launches	Dissolutions	Pre-Sales	Adjusts + Other	Inventories EoP 3Q14	% Q/Q
São Paulo	1,550,518	355,992	108,095	(256,513)	(50,550)	1,707,542	10.1%
Rio de Janeiro	550,633	63,141	14,128	(37,313)	7,558	598,146	8.6%
Other Markets	220,931	-	28,524	(51,813)	(6,568)	191,074	-13.5%
Total	2,322,081	419,134	150,746	(345,639)	(49,561)	2,496,761	7.5%

During the same period, finished units comprised R$278.9 million, or 11.2% of total inventory. Of this amount, inventory from projects launched outside core markets represented R$148.3 million, down 17.8% and 24.6% as compared to R$180.3 million in 2Q14 and R$196.7 million in early 2014, respectively. The Company has seen an improvement in sales velocity in these markets over the past few quarters, and believes that between the end of 2015 and beginning of 2016 it will have monetized a large portion of its inventory in non-core markets.

It is worth noting that the largest share of the Gafisa inventory, approximately 69.5% or R$1.7 billion, is concentrated in projects that are to be delivered from early 2016. This will account for the sale of inventory in coming quarter, rather than finished units.

Table 6. Gafisa Segment – Inventory at Market Value - Construction Status (R$000)

	Not initiated	Up to 30% built	30% to 70% built	More than 70% built	Finished units ¹	Total 3Q14
São Paulo	471,621 471.620	22,165	1,020,858	91,706	101,193	1,707,542
Rio de Janeiro	55,281 55.281	160,706	110,529	242,229	29,401	598,146
Other Markets	-	-	-	42,758	148,315	191,074
Total	526,902 526.902	182,871	1,131,387	376,692	278,910	2,496,761

1) Inventory at market value includes projects in partnership. This indicator is not comparable to the accounting inventory, due to the implementation of new accounting practices on behalf of CPCs 18, 19 and 36.

Third quarter adjustments reflect updates related to project scope, expected launch date and inflationary adjustments. Also in the quarter, there was the impact from a renunciation  of a development launched in early 2014.

Inventory Delivery Schedule

Landbank

Gafisa segment landbank, with a PSV of approximately R$6.3 billion, is comprised of 31 different projects/ phases,

amounting to nearly 11.1 thousand units, 78% located in São Paulo and 22% in Rio de Janeiro. The largest portion of land acquired through swap agreements is in Rio de Janeiro, thereby impacting the total amount of land acquired through swaps, which reached 57% in the third quarter.

Table 7. Gafisa Segment- Landbank (R$000)

	PSV - R$ mm (% Gafisa)	%Swap Total	%Swap Units	%Swap Financial	Potential Units (% Gafisa)	Potential units (100%)
São Paulo	4,885,752	41.2%	38.8%	2%	9,240	10,617
Rio de Janeiro	1,404,067	89.3%	89.3%	0%	1,866	1,870
Total	6,289,819	57%	55%	2%	11,107	12,486

Table 8. Gafisa Segment - Changes in the Landbank (R$000)

	Initial Landbank	Land Aquisition	Launches	Adjusts	Final Landbank
São Paulo	4,736,453	363,350	(355,992)	141,941	4,885,752
Rio de Janeiro	1,413,300	-	(63,141)	53,908	1,404,067
Total	6,149,753	363,350	(419,134)	195,849	6,289,819

In 3Q14, the Company acquired 3 new land plots located in the city of São Paulo, with potential PSV of R$361.1 million at a cost of R$67.9 million, of which 83% was acquired with cash, and 17% through swap agreements. In regards to the land acquired in the quarter, about R$40.3 million was disbursed in 3Q14 and approximately another R$27.6 million will be disbursed starting in 2015.

Third quarter adjustments reflect updates related to project scope, expected launch date and inflationary adjustments to landbank during the period.

Gafisa Vendas

During the 3Q14, Gafisa Vendas – the Company’s independent sales unit, with operations in Sao Paulo and Rio de Janeiro - accounted for 57.3% of gross sales. Gafisa Vendas currently has a team of 354 highly trained, dedicated consultants, combined with an online sales force.

Delivered Projects

During 3Q14, Gafisa delivered 3 projects/phases and 366 units. In the year, 15 projects/ phases were delivered, representing 2,394 units.

Table 9. Gafisa Segment - Delivered Project

	3Q14	2Q14	Q/Q (%)	3Q13	Y/Y (%)	9M14	9M13	Y/Y (%)
PSV Transferred [1]	180,857	210,677	-14.2%	243,274	-25.7%	623,610	678,010	-8.0%
Delivered Projects	3	8	-62.5%	6	-50.0%	15	16	-6.3%
Delivered Units	366	1,504	-75.7%	1,477	-75.2%	2,394	3,205	-25.3%
Delivered PSV [2]	214,826	454,880	-52.8%	373,144	-42.4%	1,128,126	848,178	33.0%

1) PSV refers to potential sales value of the units transferred to financial institutions.

2) PSV - Potential sales value of delivered units.

Financial Results

Revenues

Net revenues for the Gafisa segment in 3Q14 totaled R$365.3 million, down 8.2% versus 2Q14 and 15.5% versus the prior year period. The decline reflects the lower level of sales in the period.

In the 3Q14, approximately 97.0% of Gafisa Segment revenues were derived from projects in Rio de Janeiro/ São Paulo, while 3.0% were derived from projects in non-core markets. The table below provides additional details.

Table 10. Gafisa Segment - Revenue Recognition (R$000)

	3Q14				3Q13
Launches	Pre-sales	% Sales	Launches	Pre-sales	% Sales	Launches	Pre-sales	% Sales
2014	130,368	67%	10,583	3%	-	0%	-	0%
2013	15,349	8%	30,555	8%	36,885	20%	21,782	5%
2012	19,783	10%	140,022	38%	40,995	22%	100,993	23%
≤ 2011	29,393	15%	184,095	50%	110,836	59%	282,878	65%
Total	194,892	100%	365,255	100%	188,716	100%	432,252	100%
SP + RJ	171,603	88%	354,210	97%	174,510	92%	413,665	96%
Other Markets	23,289	12%	11,045	3%	14,206	8%	18,587	4%

Gross Profit & Margin

Gross profit for the Gafisa segment in 3Q14 was R$106.7 million, compared to R$119.1 million in 2Q14, and R$165.9 million in the prior year period. Gross margin for the quarter was 29.2%, in line with the margin of 29.9% in the previous quarter. Excluding financial impacts, the adjusted gross margin reached 38.7% in 3Q14 compared to 38.1% in the 2Q14 and 37.6% in the prior year. Gafisa’s margins and profitability have improved, in keeping with the delivery of legacy projects and the strategic consolidation of the segment’s footprint. At the same time, the increased contribution of newer, more profitable projects launched by the end of 2013 positively impacted results.

The below table contains more details on the breakdown of Gafisa’s gross margin in 3Q14.

Table 11. Gafisa Segment– Gross Margin (R$000)

	3Q14	2Q14	Q/Q (%)	3Q13	Y/Y (%)	9M14	9M13	Y/Y (%)
Net Revenue	365,256	397,907	-8.2%	432,252	-15.5%	1,089,913	1,173,897	-7.2%
Gross Profit	106,723	119,135	-10.4%	165,939	-35.7%	314,748	377,772	-16.7%
Gross Margin	29.2%	29.9%	-72 bps	38.4%	-917 bps	28.9%	32.2%	-330 bps
( - ) Financial costs	(34,739)	(32,321)	7.5%	25,956	33.8%	94,700	68,541	38.2%
Adjusted Gross Profit	141,462	151,456	-6.6%	191,895	-26.3%	409,448	446,313	-8.3%
Adjusted Gross Margin	38.7%	38.1%	60 bps	44.4%	-570 bps	37.6%	38.0%	-40 bps

Table 12. Gafisa Segment – Gross Margin Composition (R$000)

	SP + RJ	Other Markets	3Q14
Net Revenue	354,210	11,046	365,255
Adjusted Gross Profit	140,361	1,101	141,461
Adjusted Gross Margin	39.6%	10.0%	38.7%

Selling, General and Administrative Expenses (SG&A)

SG&A expenses totaled R$53.4 million in the 3Q14, a 6.4% y-o-y decrease. Selling expenses decreased by R$5.6 million, or 20.4% y-o-y, despite the higher volume of launches, reflecting lower marketing expenses and sales commissions. For the year, sales expenses totaled R$69.1 million, a significant reduction of 31.7% over the same period last year.

The segment’s general and administrative expenses reached R$32.0 million in 3Q14, remaining stable compared with the previous quarter, and growing 6.4% compared to 3Q13, due to a higher volume of spending on outsourced services and IT. In the 9M14, these expenses totaled R$95.9 million, compared to R$90.6 million in the year-ago comparison.

The reduction in the level of selling, general and administrative expenses in the Gafisa segment reflects the Company's commitment to improve operational efficiency and achieve costs and expenses that are appropriate for the business cycle.

Table 13. Gafisa Segment– SG&A Expenses (R$000)

	3Q14	2Q14	Q/Q (%)	3Q13	Y/Y(%) (%)	9M14	9M13	Y/Y(%)
Selling Expenses	21,713	28,425	-23.6%	27,287	-20.4%	69,133	101,166	-31.7%
General & Administrative Expenses	32,031	31,406	2.0%	30,108	6.4%	95,886	90,586	5.9%
Total SG&A Expenses	53,744	59,831	-10.2%	57,395	-6.4%	165,019	191,752	-13.9%
Launches	419,134	314,733	33.2%	107,248	290.8%	1,023,012	406,187	151.9%
Net Pre-Sales	194,892	251,290	-22.4%	188,716	3.3%	633,738	506,742	25.1%
Net Revenue	365,256	397,907	-8.2%	432,252	-15.5%	1,089,913	1,173,897	-7.2%

The Other Revenues / Operating Expenses line totaled an expense of R$15.7 million, down 36.0% compared to the 2Q14, and an increase of 31.9% compared to the previous year. The below table contains more details on the breakdown of this expense.

Table 14. Gafisa Segment– Other Revenues / Operating Expenses (R$000)

	3Q14	2Q14	Q/Q (%)	3Q13	Y/Y(%) (%)	9M14	9M13	Y/Y(%)
Litigation expenses	(13,750)	(10,667)	28.9%	(17,385)	20.4%	(40,419)	(33,238)	21.6%
Expenses w/ upgrading the balance of the stock options program for AUSA shares	-	(13,863)	100.0%	-	-	(13,863)	-	-
Other	(1,829)	179	-1121.8%	5,505	-133.2%	(1,637)	5,013	-132.7%
Total	(15,579)	(24,351)	-36.0%	(11,880)	-31.9%	(55,919)	(28,225)	98.1%

Strong deliveries over the past two years, including delayed projects in other markets, were instrumental in the increase of the contingency level. Given Gafisa’s narrowed footprint to São Paulo and Rio de Janeiro and the delivery of outstanding legacy projects in other markets, we should perceive a reduction of this potential liability. In fact, over the course of the coming years, a reduction in the volume of these expenses is expected.

Adjusted EBITDA

Adjusted EBITDA for the Gafisa segment totaled R$76.7 million in the 3Q14, down 36.6%, as compared to R$121.0 million in the previous year, and 8.0% as compared to the R$83.4 million recorded in 2Q14. The result was impacted by lower revenue in the period. Adjusted EBITDA does not take into consideration the impact of Alphaville equity income. The adjusted EBITDA margin, using the same criteria, reached 21.0%, compared with a margin of 28.0% in the year-ago period, and 20.9% in the 2Q14. In the 9M14, the Gafisa segment’s adjusted EBITDA reached R$214.8 million, with a margin of 19.7%, an increase when compared to 19.0% in 2013.

Table 15. Gafisa Segment - Adjusted EBITDA (R$000)

	3Q14	2Q14	Q/Q(%)	3Q13	Y/Y(%)	9M14	9M13	Y/Y(%)
Net (Loss) Profit	15,263	17,132	-10.9%	76,731	-80.1%	30,068	76,979	-60.9%
(+) Financial results	13,086	4,405	197.1%	42,115	-68.9%	25,315	129,774	-80.5%
(+) Income taxes	8,789	7,208	21.9%	2,396	266.8%	20,019	8,772	128.2%
(+) Depreciation & Amortization	7,744	11,311	-31.5%	15,284	-49.3%	30,261	30,328	-0.2%
(+) Capitalized interests	34,739	32,321	7.5%	25,956	33.8%	94,700	68,541	38.2%
(+) Expenses w/ stock options	2,886	20,809	-58.5%	4,131	-30.1%	27,265	13,611	100.3%
(+) Minority shareholders	778	(1,441)	-154.0%	1,413	-44.9%	(1,213)	23,030	-105.3%
(-) Alphaville Effect Result	(6,595)	(8,392)	-21.4%	(46,993)	-86.0%	(11,560)	(127,758)	-91.0%
Adjusted EBITDA	76,690	83,353	-8.0%	121,034	-36.6%	214,855	223,278	-3.8%
Net revenue	365,256	397,907	-8.2%	432,252	-15.5%	1,089,913	1,173,897	-7.2%
Adjusted EBITDA Margin	21.0%	20.9%	5 bps	28.0%	-700 bps	19.7%	19.0%	-829 bps

1)       EBITDA is adjusted by expenses associated with stock option plans, as this is a non-cash expense.

2)       Gafisa segment EBITDA does not consider the impact of Alphaville equity income.

Backlog of Revenues and Results

The backlog of results to be recognized under the PoC method was R$448.9 million in the 3Q14. The consolidated margin for the quarter was 38.8%, an increase of 430 bps compared to the result posted last year.

Table 16. Gafisa Segment - Results to be recognized (REF) (R$000)

	3Q14	2Q14	Q/Q(%)	3Q13	Y/Y(%)
Revenues to be recognized	1,157,390	1,298,089	-10.8%	1,625,581	-28.8%
Costs to be recognized (units sold)	(708,427)	(827,728)	-14.4%	(1,064,057)	-33.4%
Results to be Recognized	448,963	470,361	-4.5%	561,524	-20.0%
Backlog Margin	38.8%	36.2%	260 bps	34.5%	430 bps

TENDA SEGMENT

Focuses on affordable residential developments, classified within the Range II of Minha Casa, Minha Vida Program.

Operating Results

Tenda Segment Launches

Third quarter launches totaled R$91.3 million and included 2 projects/phases in the states of Rio de Janeiro and Bahia. In the 9M14, 8 projects were launched, totaling R$371.4 million. The brand accounted for 17.9% of 3Q14 consolidated launches and 25.5% for the 9M14.

During 3Q14, gross sales reached R$182.2 million, while net pre-sales totaled R$35.9 million. In the 9M14, Tenda reached R$726.5 million in gross sales and R$269.4 million in net pre-sales. Sales from inventory accounted for 79.2% of the total, while sales from units launched during 3Q14 accounted for the remaining 20.8%. For the year, launches accounted for 31.6% of the total sold.

All new projects under the Tenda brand are being developed in phases, in which all pre-sales are contingent on the ability to pass mortgages onto financial institutions.

Table 17. Tenda Segment – Launches and Pre-sales (R$000)

	3Q14	2Q14	Q/Q (%)	3Q13	Y/Y (%)	9M14	9M13	Y/Y (%)
Launches	91,294	99,011	-7.8%	103,644	-11.9%	371,749	250,396	48.5%
Pre-sales	35,892	181,728	-80.3%	150.151	-76.1%	269,387	326,777	-17.6%

Sales over Supply (SoS)

In 3Q14, sales velocity (sales over supply) was 4.6%, considering the last 12 months, Tenda SoS ended the 3Q14 at 37.8%.

Dissolutions

The level of dissolutions in the Tenda segment totaled R$146.3 million in 3Q14, an increase of 9.6% over the 3Q13 and 24.4% compared to 2Q14. In the 9M14, dissolutions totaled R$457.1 million.

This quarter, the level of dissolutions in the Tenda segment was particularly impacted by the high volume of deliveries related to legacy projects, representing 70% of PSV delivered in the period. Of the total dissolutions in the Tenda segment in 3Q14, 78% was related to legacy projects.

Table 18. Tenda Segment – Net Pre-sales by Market (R$000)

	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	9M14
New Model
Gross Sales	-	-	-	-	13,656	57,011	59,713	84,491	94,365	116,302	75,172	283,531
Dissolutions	-	-	-	-	-	(2,126)	(7,433)	(6,293)	(34,195)	(25,135)	(31,640)	(88,662)
Net Sales	-	-	-	-	13,656	54,885	52,279	78,197	60,170	91,167	43,532	194,869
Legacy Projects
Gross Sales	249,142	344,855	293,801	287,935	225,646	270,677	223,909	154,197	150,566	183,040	107,056	442,971
Dissolutions	(339,585)	(329,127)	(263,751)	(317,589)	(232,517)	(155,722)	(126,038)	(68,769)	(158,969)	(92,479)	(114,697)	(368,454)
Net Sales	(90,443)	15,728	30,050	(29,653)	(6,871)	114,956	97,872	85,429	(8,402)	90,561	(7,641)	74,517
Total
Dissolutions	3,157	2,984	2,202	2,509	1,700	1,172	924	491	1,259	810	948	3,038
Gross Sales	249,142	344,855	293,801	287,935	239,302	327,689	283,622	238,688	244,931	299,342	182,228	726,502
Dissolutions	(339,585)	(329,127)	(263,751)	(317,589)	(232,517)	(157,848)	(133,471)	(75,062)	(193,164)	(117,614)	(146,337)	(457,116)
Net Sales	(90,443)	15,728	30,050	(29,653)	6,785	169,841	150,151	163,626	51,767	181,728	35,891	269,386
Total (R$)	(90,443)	15,728	30,050	(29,653)	6,785	169,841	150,151	163,626	51,767	181,728	35,891	269,386
MCMV	(95,759)	21,461	7,977	(3,630)	36,191	142,602	119,215	122,428	57,157	151,434	38,975	242,175
Out of MCMV	6,316	(5,733)	22,074	(26,023)	(29,406)	29,239	30,936	41,198	(5,390)	30,294	(3,084)	27,211

Tenda remains focused on the completion and delivery of legacy projects, and is dissolving contracts with ineligible clients, so as to sell the units to new qualified customers.

Of the 901 Tenda units cancelled and returned to inventory in the quarter, 53.7% were resold to qualified customers during the same period. In the 9M14, nearly 75.7% of dissolutions related to the new Tenda model were resold in the same period. The sale and transfer process plays an important role in the New Tenda Business Model. It is expected that within a period of up to 90 days, the effective sale and transfer process will be complete.

Tenda Segment Transfers

In the 3Q14, Tenda transferred 1,280 units to financial institutions, representing R$160.1 million. In the 9M14, Tenda transferred 4,456 units, representing R$573.3 million.

Table 19. Tenda Segment - PSV Transferred - Tenda (R$000)

	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	9M14
New Projects	-	26,609	52,466	42,921	49,776	69,563	59,736	179,075
Legacy	274,358	249,699	230,613	145,038	139,721	154,155	100,361	394,236
PSV Transferred[1]	274,358	276,308	283,079	187,959	189,497	223,717	160,097	573,311

1)       PSV transferred refers to actual effective cash inflow of the units transferred to financial institutions.

Tenda Segment Delivered Projects

During 3Q14, Tenda delivered 8 projects/phases and 1,183 units, reaching a PSV of R$152.1 million. In the year, 4,640 units were delivered in 23 projects/phases, totaling a PSV of R$474.5 million. Regarding Tenda’s legacy projects, there are around 3,657 remaining units to be delivered.

Inventory

The market value of Tenda inventory was R$712.4 million at the end of the third quarter, up 3.0% when compared to R$691.4 million at the end of 2Q14. Inventory related to the remaining units for the Tenda segment totaled R$386.3 million or 54.2% of the total, down 8.4% over 2Q14 and 21.2% as compared to early 2014. During the period, inventory comprising units within the Minha Casa, Minha Vida program totaled R$533.4 million, or 74.9% of total inventory, while units outside the program totaled R$179.0 million in the 3Q14, down 12.1% q-o-q.

Table 20. Tenda Segment - Inventory at Market Value (R$000) – by Region

	Inventories IP1 2Q14	Launches	Dissolutions	Pre-sales	Price Adjustment + Others[5]	Inventories FP2 3Q14	% Q/Q3
São Paulo	160,362	-	17,083	(33,786)	5,252	148,911	-7.1%
Rio de Janeiro	144,591	49,608	23,508	(37,076)	1,650	182,281	26.1%
Minas Gerais	98,480	-	47,741	(19,938)	(20,554)	106,270	7.9%
Bahia & Pernambuco	101,765	41,686	16,640	(33,098)	2,250	129,243	27.0%
Others	186,229	-	41,366	(58,871)	(23,072)	145,653	-21.8%
Total Tenda	691,428	91,294	146,337	(182,228)	(34,473)	712,358	3.0%
MCMV	487,857	91,294	98,927	(137,902)	(6,822)	533,355	9.3%
Out of MCMV	203,571	-	47,410	(44,326)	(27,652)	179,003	-12.1%

Table 21. Tenda Segment - Inventory at Market Value  (R$000) – Construction Status

	Not initiated	Up to 30% built	30% to 70% built	More than 70% built	Finished units ¹	Total 3Q14
New Model - MCMV	91,273	119,172	97,140	15,618	2,873	326,076
Legacy - MCMV	-	-	-	29,410	177,869	207,278
Legacy – Out of MCMV	-	-	-	9,331	169,672	179,003
Total Tenda	91,273	119,172	97,140	54,359	350,413	712,358

1) Inventory at market value includes projects in partnership. This indicator is not comparable to the accounting inventory, due to the implementation of new accounting practices on behalf of CPC’s 18, 19 and 36.

Third quarter adjustments reflect updates related to project scope, expected launch date and inflationary adjustments to landbank during the period.

Tenda Segment Landbank

Tenda segment landbank, with a PSV of approximately R$3.4 billion, is comprised of 38 different projects/phases, of which 21% are located in São Paulo, 23% in Rio de Janeiro, 5% in Minas Gerais and 51% in the Northeast region, specifically in the states of Bahia and Pernambuco. Altogether these amount to more than 24 thousand units.

Table 22. - Tenda Segment - Landbank (R$000)

	PSV - R$ mm (% Tenda)	% Swap Total	% Swap Units	% Swap Financial	Potential Units (% Tenda)	Potential Units (100%)
São Paulo	690,949	6.8%	6.8%	0.0%	4,573	4,600
Rio de Janeiro	772,183	11.6%	11.6%	0.0%	5,412	5,464
Nordeste	1,723,261	19.4%	11.9%	7.5%	13,335	13,444
Minas Gerais	182,305	56.4%	56.4%	0.0%	1,210	1,292
Total	3,368,697	17.7%	14.3%	3.4%	24,529	24,800

Table 23. Tenda Segment– Changes in the Landbank

	Initial Landband	Land aquisition	Dissolutions	Launches	Adjusts	Final Landbank
São Paulo/South	498,607	198,280	-	-	(5,938)	690,949
Rio de Janeiro	519,128	259,997	-	49,608	42,665	772,183
Nordeste	1,423,527	353,694	-	41,686	(12,274)	1,723,261
Minas Gerais	268,930	-	-	-	(86,625)	182,305
Total	2,710,192	811,971	-	91,294	(62,172)	3,368,697

In 3Q14, the Company acquired 9 new land plots with potential PSV of R$811.9 million, representing an acquisition cost of R$89.6 million. Of this land, 81% was acquired in cash and 19% through swap agreements.

New Model Update and Turnaround

During the 9M14, Tenda launched projects under its New Business Model, which is based on three pillars: operational efficiency, risk management and capital discipline. Currently, the Company continues to operate in four regions: São Paulo, Rio de Janeiro, Minas Gerais and Northeast (Bahia and Pernambuco states), with a launched PSV of R$685.7 million to date. Below is a brief description of the performance of these projects:

Table 24. Tenda – New Model Monitoring

	Novo Horizonte	Vila Cantuária	Itaim Paulista	Verde Vida F1	Jaraguá	Viva Mais	Campo Limpo	Verde Vida F2	Pq. Rio Maravilha	Candeias	Pq das Flores	Palácio Imperial	Vila Florida	Rio da Prata	Recanto de Abrantes*
Launch	Mar-13	Mar-13	May-13	Jun-13	Aug-13	Nov-13	Dec-13	Jan-14	Mar-14	Mar-14	May-14	May-14	May-14	Aug-14	Sep-14
Local	SP	BA	SP	BA	SP	RJ	SP	BA	RJ	PE	SP	RJ	MG	RJ	BA
Units	580	440	240	339	260	300	300	340	440	432	100	259	432	312	340
Total PSV (R$000)	65.1	45.9	31.2	38.6	40.8	39.7	48	42.2	57.7	57.7	15,3	37.6	57.0	49.6	41.7
Sales	580	421	240	307	257	209	260	116	138	149	55	29	90	30	N/A
% Sales	100%	96%	100%	91%	99%	70%	87%	34%	31%	34%	55%	11%	23%	10%	N/A
SoS avg (Month)	14.1%	5.6%	8.2%	6.0%	10.9%	6.3%	8.6%	3.8%	4.4%	4.9%	10.9%	2.2%	4.6%	4.8%	N/A
Transferred (Sales)	578	392	230	279	254	144	220	87	98	76	37	0	48	0	N/A
% Transferred	100%	93%	96%	91%	99%	69%	85%	75%	71%	51%	67%	0%	53%	0%	N/A
Work progress	100%	99%	100%	62%	89%	81%	55%	62%	47%	6%	35%	2%	7%	0%	N/A

* This project was launched in the last weekend of the quarter.

The Recanto de Abrantes development was launched at the end of the quarter. Therefore, it was too early to determine its performance.

The run-off of legacy projects is on schedule and expected to be mostly concluded in 2014, with approximately 95% of the remaining units to be delivered by the end of the year.

Financial Result

Revenues

Tenda’s net revenue in 3Q14 totaled R$128.9 million, a reduction of 27.1% compared with the previous quarter. The decline reflects the lower level of sales in the period. As shown in the table below, revenues from new projects accounted for 64.2% of Tenda’s revenues in 3Q14, while revenues from older projects accounted for the remaining 35.8%. In the 9M14, Tenda recorded net income of R$411.8 million, of which R$205.7 million, or 49.9%, is related to the New Business Model.

Table 25. Tenda - Pre-Sales and Recognized Revenues (R$000)

	3Q14				3Q13
Launches	Pre-Sales	% Sales	Launches	Pre-Sales	Launches	Pre-Sales	% Sales	% Receita
2014	22,490	63%	9,535	8%	-	0%	-	0%
2013	21,043	59%	69,192	56%	74,307	49%	15,801	8%
2012	-	0%	-	0%	-	0%	-	0%
≤ 2011	(7,641)	-21%	50,208	36%	75,844	51%	168,605	86%
Landbank Sale	-	0%	-	0%	-	0%	11,389	6%
Total	35,891	100%	128,935	100%	150,151	100%	195,795	100%
Legacy	(7,641)	-21.3%	50,208	35.8%	75,844	50.5%	179,994	91.9%
New Model	43,532	121.3%	78,727	64.2%	74,307	49.5%	15,801	8,1%

Gross Profit & Margin

Gross profit in 3Q14 reached R$22.1 million, compared to R$45.8 million in 2Q14, and R$7.6 million in the previous year. Gross margin for the quarter reached 17.2%, compared to 25.9% in 2Q14 and 3.9% in the prior-year period. The year-over-year improvement in gross margin is due to the increased participation of projects launched under the New Business Model, which have higher margins and profitability, revenue levels of Tenda, as has been observed in recent quarters and more sharply in 2014.

Below is Tenda’s gross margin breakdown in 3Q14. It is worth noting that the gross margin for the first projects under Tenda’s new business model also benefits from the use of landbank acquired in the past, resulting in increased profitability.

Table 26. Tenda – Gross Margin (R$000)

	3Q14	2Q14	Q/Q (%)	3Q13	Y/Y (%)	9M14	9M13	Y/Y (%)
Net Revenue	128,935	176,923	-27.1%	195,795	-34.1%	411,809	602,564	-31.7%
Gross Profit	22,130	45,769	-51.6%	7,564	192.6%	76,357	17,674	332.0%
Gross Margin	17.2%	25.9%	-871 bps	3.9%	1330 bps	18.5%	2.9%	1561 bps
( - ) Financial Costs	(16,328)	(8,036)	103.2%	(16,613)	-1.7%	(31,469)	(43,796)	-28.1%
Adjusted Gross Profit	38,458	53,805	-28.5%	24,177	59.1%	107,826	61,470	75.4%
Adjusted Gross Margin	29.8%	30.4%	-60 bps	12.3%	1750 bps	26.2%	10.2%	1600 bps

Selling, General, and Administrative Expenses (SG&A)

During 3Q14, selling, general and administrative expenses totaled R$34.2 million, a 22.2% decrease compared to R$43.9 million in 3Q13. For the year the reduction was 18.1%, with selling, general and administrative expenses totaling R$104.6 million.

Selling expenses totaled R$15.3 million in 3Q14, a 18.9% decrease y-o-y, due to the sale of units through the segment’s own stores, which started with the implementation of the New Business Model in early 2013. In the 9M14, selling expenses were reduced by 31.1%, reaching R$41.8 million.

Regarding general and administrative expenses, there was a reduction of R$6.2 million or 24.7% over the previous year, reaching R$18.9 million in the quarter. In the 9M14, general and administrative expenses reached R$62.8 million, down 6.5% compared to the 9M13.

Table 27. Tenda – SG&A Expenses (R$000)

	3Q14	2Q14	Q/Q (%)	3Q13	Y/Y (%)	9M14	9M13	Y/Y (%)
Selling Expenses	15,311	14,668	4.4%	18,878	-18.9%	41,766	60,626	-31.1%
General & Administ. Expenses	18,856	25,012	-24.6%	25,047	-24.7%	62,838	67,173	-6.5%
Total SG&A Expenses	34,167	39,680	-13.9%	43,925	-22.2%	104,604	127,799	-18.1%
Launches	91,294	99,011	-7.8%	103,644	-11.9%	371,749	250,396	48.5%
Net Pre-Sales	35,892	181,728	-80.3%	150,151	-76.1%	269,387	326,777	-17.6%
Net Revenue	128,935	176,923	-27.1%	195,795	-34.1%	411,809	602,563	-31.7%

The Other Revenues / Operating Expenses line totaled an expense of R$11.7 million, down 21.6% compared to the 2Q14, and 28.3% compared to the previous year. The below table contains more details on the breakdown of this expense.

Table 28. Tenda Segment– Other Revenues / Operating Expenses (R$000)

	3Q14	2Q14	Q/Q (%)	3Q13	Y/Y(%) (%)	9M14	9M13	Y/Y(%)
Litigation expenses	(11,737)	(14,981)	21.7%	(14,764)	21.1%	(36,864)	(14,150)	-160.5%
Other	2	13	-84.6%	(1,473)	-100.1%	158	(1,473)	110.7%
Total	(11,735)	(14,968)	21.6%	(16,237)	28.3%	(36,706)	(15,623)	-134.9%

Adjusted EBITDA

Adjusted EBITDA was negative R$9.8 million in 3Q14, compared to negative R$28.0 million last year and negative R$1.9 million in 2Q14. For the year, adjusted EBITDA was negative R$36.6 million, compared to negative R$59.3 million last year.

Despite the lower level of revenue, on a year-over-year basis, Tenda was able to improve its operating performance due to the expansion of its adjusted gross margin and reduction in its cost and expense structure.

Table 29. Tenda - Adjusted EBITDA (R$000)

	3Q14	2Q14	Q/Q(%)	3Q13	Y/Y(%)	9M14	9M13	Y/Y(%)
Net (Loss) Profit	(25,219)	(17,983)	-40.2%	(60,955)	-58.6%	(80,662)	(130,819)	-38.3%
(+) Financial results	(5,058)	(1,333)	-279.4%	6,370	-179.4%	(6,301)	1,538	-509.7%
(+) Income taxes	374	4,464	-91.6%	4,622	-91.9%	7,413	11,676	-36.5%
(+) Depreciation & Amortization	3,971	4,666	-14.9%	2,858	38.9%	11,453	8,245	38.9%
(+) Capitalized interests	16,328	8,036	103.2%	16,613	-1.7%	31,469	43,795	-28.1%
(+) Expenses w/ stock options	286	6	4,666.7%	39	634.0%	311	104	199.0%
(+) Minority shareholders	(510)	237	-315.2%	2,425	-121.0%	(331)	6,115	-105.4%
Adjusted EBITDA	(9,828)	(1,907)	-415.4%	(28,027)	-64.9%	(36,648)	(59,346)	38.2%
Net revenue	128,935	176,923	-27.1%	195,795	-34.1%	411,809	602,564	-31.7%
Adjusted EBITDA Margin	-7.62%	-1.1%	-654 bps	-14.3%	669 bps	-8.90%	-9.85%	95 bps

1) EBITDA is adjusted by expenses associated with stock option plans, as this is a non-cash expense.

2) Tenda does not hold equity interest in Alphaville.

Backlog of Revenues and Results

The backlog of results to be recognized under the PoC method was R$40.0 million in 3Q14. The consolidated margin for the quarter was 28.7%.

Table 30. Results to be recognized (REF) (R$000)

	3Q14	2Q14	Q/Q(%)	3Q13	Y/Y(%)
Revenues to be recognized	139,318	207,912	-33.0%	274,642	-49.3%
Costs to be recognized (units sold)	(99,308)	(146,349)	-32.1%	(211,853)	-53.1%
Results to be Recognized	40,010	61,563	-35.0%	62,789	-36.3%
Backlog Margin	28.7%	29.6%	-90 bps	22.9%	580 bps

Balance Sheet and Consolidated Financial Results

Cash and Cash Equivalents

On September 30, 2014, cash and cash equivalents, and securities, totaled R$1.5 billion.

Accounts Receivable

At the end of the 3Q14, total consolidated accounts receivable decreased 25.1% y-o-y to R$3.3 billion, and was 8.8% below the R$3.6 billion recorded in the 2Q14.

Currently, the Gafisa and Tenda segments have approximately R$673.8 million in accounts receivable from finished units.

Table 31. Total Receivables (R$000)

	3Q14	2Q14	Q/Q(%)	3Q13	Y/Y(%)
Receivables from developments (off balance sheet)	1,345,831	1,563,052	-13.9%	1,972,210	-31.8%
Receivables from PoC – ST (on balance sheet)	1,575,922	1,709,718	-7.8%	2,103,130	-25.1%
Receivables from PoC – LT (on balance sheet)	355,292	322,356	10.2%	301,570	17.8%
Total	3,277,045	3,595,126	-8.8%	4,376,910	-25.1%

Notes: ST – Short term | LT- Long term | PoC – Percentage of Completion Method

Receivables from developments: accounts receivable not yet recognized according to PoC and BRGAAP

Receivables from PoC: accounts receivable already recognized according to PoC and BRGAAP

Cash Generation

Operational cash generation performed well during the year. The Company ended 3Q14 with operating cash flow of R$49.4 million, reaching R$195.5 million in the 9M14, reflecting: (i) the transfer/receiving process for units sold with financing agents (R$381.1 million was transferred during the period, totaling R$1.2 billion in the year), and; (ii) greater control over the Company’s business cycle.

Free cash generation for the period was positive again, reaching R$23.5 million. In the 9M14, excluding certain non-recurring events, free cash generation was positive at R$42.3 million. The main non-recurring events that impacted free cash generation were: (i) R$58.5 million used in the share buyback program; (ii) the payment of R$63.6 million in taxes on the sale of Alphaville; and (iii) the payment of interest on own capital in the amount of R$130.2 million.

Table 32. Cash Generation

	3Q13	4Q13	1Q14	2Q14	3Q14
Availabilities	781,606	2,024,163	1,563,226	1,279,568	1,463,425
Change in Availabilities(1)	(319,554)	1,242,557	(460,937)	(283,658)	183,857
Total Debt + Investor Obligations	3,639,707	3,183,208	2,967,050	2,687,851	2,848,249
Change in Total Debt + Investor Obligations(2)	19,329	(456,499)	(216,158)	(279,199)	160,399
Other changes in investments(3)	370,998	(1,520,912)	265,284	268,471	268,471
Cash Generation in the period (1) + (2) + (3)	32,115	178,144	20,505	(1,273)	23,488
Cash Generation Final	(80,855)	97,289	20,505	19,233	42,721

Liquidity

At the end of September, 2014, the Company’s Net Debt/Equity ratio reached 44.3%, in line with the previous quarter and significantly lower than the ratio of 126.0% recorded in 3Q13.

Excluding project finance, the Net Debt/Equity ratio was negative 22.8%.

The Company's consolidated gross debt reached R$2.8 billion at the end of 3Q14, compared to R$2.7 billion at the end of 2Q14 and R$3.6 billion in 3Q13. As previously announced, the Company has been using part of the proceeds of the Alphaville transaction to reduce its gross debt. In the 3Q14, the Company amortized R$323.0 million in debt, of which R$190.4 million was project finance and the other R$132.6 million was corporate debt. Considering the 9M14, the amount amortized was R$1.2 billion or 98.1% of gross debt, maturing in 2014. However, there were disbursements of R$666.6 million, resulting in a net amortization of R$575.8 million.

Table 33. Debt and Investor Obligations

	3Q14	2Q14	Q/Q(%)	3Q13	Y/Y(%)
Debentures - FGTS (A)	950,914	925,850	2.7%	1,089,263	-12.7%
Debentures - Working Capital (B)	450,336	310,052	45.2%	710,069	-36.6%
Project Financing SFH – (C)	1,146,570	1,012,618	13.2%	756,173	51.6%
Working Capital (D)	283,349	424,669	-33.3%	954,449	-70.3%
Total (A)+(B)+(C)+(D) = (E)	2,831,169	2,673,189	5.9%	3,509,954	-19.3%
Investor Obligations (F)	17,080	14,662	16.5%	129,747	-86.8%
Total debt (E) + (F) = (G)	2,848,249	2,687,851	6.0%	3,639,701	-21.7%
Cash and availabilities (H)	1,463,425	1,279,568	14.4%	781,606	87.2%
Net debt (G)-(H) = (I)	1,384,795	1,408,283	-1.7%	2,858,095	-51.5%
Equity + Minority Shareholders (J)	3,129,137	3,138,131	-0.3%	2,267,662	38.0%
ND/Equity (I)/(J) = (K)	44.3%	44.9%	-62 bps	126.0%	-8178 bps
ND Exc. Proj Fin / Equity (I)-((A)+(C)/(J) = (L)	-22.8%	-16.9%	-588 bps	44.7%	-6743 bps

The Company ended the third quarter of 2014 with R$874.7 million of total debt due in the short term. It should be noted, however, that 62.4% of this volume relates to debt linked to the Company's projects.

Table 34 - Debt Maturity (R$000)

	Average Cost (a.a.)	Total	Until Sep/15	Until Sep/16	Until Sep/17	Until Sep/18	After Sep/18
Debentures - FGTS (A)	TR + (9.28% - 9.816%)	950,914	226,919	349,512	274,621	99,862	-
Debentures - Working Capital (B)	CDI + (1.90% - 1.95%) / IPCA + 7.96%	450,336	163,520	169,818	52,856	64,142	-
Project Financing SFH – (C)	TR + (8.30% - 11.00%) / (117.0% - 120.0%) CDI	1,146,570	319,138	453,164	258,960	107,225	8,083
Working Capital (D)	CDI + (1.30% - 3.04%) / (117.9% - 123.0%) CDI	283,349	155,223	108,438	19,688	-	-
Total (A)+(B)+(C)+(D) = (E)		2,831,169	864,800	1,080,932	606,125	271,229	8,083
Investor Obligations (F)	CDI + 0.59%	17,080	9,935	4,865	2,280	-	-
Total debt (E) + (F) = (G)		2,848,249	874,735	1,085,797	608,405	271,229	8,083
% Total maturity per period			31%	38%	21%	10%	0%
Volume of maturity of Project finance as % of total debt ((A)+(C))/(G)			62.4%	73.9%	87.7%	76.4%	100.0%
Volume of maturity of Corporate debt as % of total debt ((B)+(D)+(F))/(G)			37.6%	26.1%	12.3%	23.6%	0,0%
Ratio Corporate Debt / Mortgages		26% / 74%

Financial Results

Revenue

On a consolidated basis, net revenue in the 3Q14 totaled R$494.2 million, down 14.0% over the previous quarter. In the 9M14 total net revenue was R$1.5 billion.

In the 3Q14, the Gafisa segment represented 73.9% of revenues while Tenda accounted for 26.1%. For the year, Gafisa accounted for 72.6% while Tenda accounted for 27.4% of consolidated revenue.

Gross Profit & Margin

Gross profit in 3Q14 was R$128.9 million, compared to R$164.9 million in 2Q14, and R$173.5 million in the previous year. The result was impacted by lower revenue in the period. Gross margin for the quarter reached

26.1%, down 155 bps over the previous year. Adjusted gross profit reached R$179.9 million, with a margin of 36.4%, compared to 35.7% in the 2Q14 and 34.4% in the previous year. The gross margin is improving as Gafisa and Tenda segment legacy projects are replaced by projects launched in core markets and under the new Tenda business model, which contain improved profitability. The increased contribution of more profitable projects to consolidated results can be observed in recent quarters. In the 9M14 adjusted gross profit reached R$517.3 million with a gross margin of 34.4%, versus R$507.8 million and an adjusted gross margin of 28.6% in the same period last year.

Table 35. Gafisa Group – Gross Margin (R$000)

	3Q14	2Q14	Q/Q (%)	3Q13	Y/Y (%)	9M14	9M13	Y/Y (%)
Net Revenue	494,191	574,830	-14.0%	628,047	-21.3%	1,501,722	1,776,461	-15.5%
Gross Profit	128,853	164,904	-21.9%	173,503	-25.7%	391,105	395,446	-1.1%
Gross Margin	26.1%	28.7%	-261 bps	27.6%	-155 bps	26.0%	22.3%	378 bps
( - ) Financial costs	(51,067)	(40,357)	26.5%	(42,569)	20.0%	(126,169)	(112,337)	12.3%
Adjusted Gross Profit	179,920	205,261	-12.3%	216,072	-16.7%	517,274	507,783	1.9%
Adjusted Gross Margin	36.4%	35.7%	70 bps	34.4%	200 bps	34.4%	28.6%	586 bps

Selling, General and Administrative Expenses (SG&A)

SG&A expenses totaled R$87.9 million in the 3Q14, down 13.2% y-o-y. Compared to the 2Q14, the decrease was 11.7%. For the first nine months of the year, selling, general and administrative expenses totaled R$269.6 million, 15.6% lower year-on-year.

Table 36. Gafisa Group – SG&A Expenses  (R$000)

	3Q14	2Q14	Q/Q (%)	3Q13	Y/Y (%)	9M14	9M13	Y/Y (%)
Selling Expenses	37,024	43,093	-14.1%	46,165	-19.8%	110,899	161,792	-31.5%
General & Administ. Expenses	50,887	56,418	-9.8%	55,155	-7.7%	158,724	157,759	0.6%
Total SG&A Expenses	87,911	99,511	-11.7%	101,320	-13.2%	269,623	319,551	-15.6%
Launches	510,428	413,744	23.4%	210,892	142.0%	1,394,761	656,583	112.4%
Net Pre-Sales	230,784	433,018	-46.7%	338,867	-31.9%	903,124	833,519	8.4%
Net Revenue	494,191	574,830	-14.0%	628,047	-21.3%	1,501,722	1,776,460	-15.5%

With the turnaround process coming to an end, the Company is seeking to streamline its cost and expense structure and SG&A. In the coming quarters, the Company is looking to improve productivity and increase the efficiency and assertiveness of its operations.

Note that in 2014, certain non-recurring expenses were incurred, recorded in previous quarters, as advisory services to the Alphaville operation (R$4.4 million), and also due to the Gafisa and Tenda separation process (R$4.2 million). Excluding these effects, general and administrative expenses totaled R$158.7 million in the 9M14, a decrease of 4.8% compared to the 9M13, thereby confirming the Company’s commitment and efforts to reduce its level of expenses.

The Other Revenues / Operating Expenses line totaled an expense of R$27.3 million, down 30.5% compared to the 2Q14, and 2.8% compared to the previous year. The table below contains more details on the breakdown of this expense.

Table 37. Gafisa Segment– Other Revenues / Operating Expenses (R$000)

	3Q14	2Q14	Q/Q (%)	3Q13	Y/Y(%) (%)	9M14	9M13	Y/Y(%)
Litigation expenses	(25,487)	(25,648)	-0.6%	(32,149)	-20.7%	(77,283)	(47,388)	63.1%
Expenses w/ upgrading the balance of the stock options program for AUSA shares	-	(13,863)	100%	-	-	(13,863)	-	-
Other	(1,827)	192	-1051.6%	4,032	-145.3%	(1,479)	3,540	-141.8%
Total	(27,314)	(39,319)	-30.5%	(28,117)	-2.9%	(92,625)	(43,848)	111.2%

Consolidated Adjusted EBITDA

Adjusted EBITDA totaled R$73.5 million in the 3Q14, considering the Alphaville equity income impact. Consolidated adjusted EBITDA margin, using the same criteria, was 14.9%, compared with a 22.3% margin reported in the previous year and 15.6% reported in 2Q14. In the 9M14, consolidated EBITDA was R$189.8 million, with a margin of 12.6%.

Table 38. Gafisa Group - Consolidated Adjusted EBITDA (R$000)

	3Q14	2Q14	Q/Q(%)	3Q13	Y/Y(%)	9M14	9M13	Y/Y(%)
Net (Loss) Profit	(9,956)	(851)	-1,069.9%	15,777	-163.1%	(50,594)	(53,840)	6.0%
(+) Financial Results	8,028	3,072	161.3%	48,486	-83.4%	19,014	131,313	-85.5%
(+) Income taxes	9,163	11,672	-21.5%	7,019	30.5%	27,432	20,448	34.2%
(+) Depreciation & Amortization	11,715	15,977	-26.7%	18,142	-35.4%	41,714	38,573	8.1%
(+) Capitalized interests	51,067	40,357	26.5%	42,569	20.0%	126,169	112,336	12.3%
(+) Expenses w/ stock options	3,172	20,815	-54.4%	4,170	-23.9%	27,576	13,715	101.1%
(+) Minority shareholders	268	(1,204)	122.3%	3,838	-93.0%	(1,544)	29,145	-105.3%
Adjusted EBITDA	73,457	89,838	-18.2%	140,001	-47.5%	189,767	291,690	-34.9%
Net Revenues	494,191	574,830	-14.0%	628,047	-21.3%	1,501,722	1,776,460	-15.5%
Margem EBITDA Ajustada	14.9%	15.6%	-76 bps	22,3%	-743 bps	12.6%	16.4%	-378 bps

(1) EBITDA adjusted by expenses associated with stock option plans, as this is a non-cash expense.

Depreciation and Amortization

Depreciation and amortization in the 3Q14 reached R$11.7 million, a decrease of 35.4%, compared to R$18.1 million recorded in the 3Q13. In the 9M14, this line totaled R$41.7 million, compared to R$38.6 million recorded a year ago.

Financial Results

The net financial result was negative R$8.0 million in the 3Q14, a sharp improvement compared to a net financial result of negative R$48.5 million in 3Q13. The result compared with a net financial result of negative R$3.1 million in the 2Q14. Financial revenues totaled R$36.5 million, a 114.6% y-o-y increase due to higher cash balances and higher average interest rates in the period. Financial expenses reached R$44.5 million, compared to R$65.5 million in 3Q13, impacted by lower debt levels and also higher interest rates in the period. For the year, R$118.6 million was added to financial revenues and R$137.6 million in expenses, resulting in a negative net balance of R$19 million, compared to a net result of negative R$131.3 million in the same period last year.

Taxes

Income taxes, social contribution and deferred taxes for 3Q14 amounted to R$9.2 million and totaled R$27.4 million for the year.

Net Income

Gafisa Group ended the 3Q14 with a net loss of R$9.9 million. Excluding the equity income from Alphaville, the Company’s net loss was R$16.5 million in the quarter, compared to a net loss of R$31.2 million recorded in 3Q13. In the 9M14, net income was negative R$50.6 million, compared to R$53.8 million in the previous year.

Table 39 – Consolidated - Net Results - (R$000)

	3Q14	3Q13	Y/Y (%)	9M14	9M13	Y/Y(%)
Net Revenue	494,191	628,047	-21.3%	1,501,722	1,776,460	-15.5%
Gross Profit	128,853	173,503	-25.7%	391,105	395,446	-1.1%
Gross Margin	26.1%	27.6%	-155 bps	26.0%	22.3%	378 bps
Adjusted Gross Profit[1]	179,920	216,072	-16.7%	517,274	507,783	1.9%
Adjusted Gross Margin[1]	36.4%	34.4%	200 bps	34.4%	28.6%	580 bps
Adjusted EBITDA[2]	73,457	139,997	-47.5%	189,767	291,689	-34.9%
Adjusted EBITDA Margin[2]	14.9%	22.3%	-750 bps	12.6%	16.4%	-380 bps
Net Income	(9,956)	15,777	-163.1%	(50,594)	(53,840)	-6.0%
(-) Alphaville Equity Income	(6,595)	(46,993)	-86.0%	(11,560)	(127,758)	-91.0%
Net Profit Ex-Alphaville	(16,551)	(31,216)	-47.0%	(62,154)	(181,598)	-65.8%

1) Adjusted by capitalized interests;

2) EBITDA adjusted by expenses associated with stock option plans, as this is a non-cash expense;

3) Consolidated EBITDA includes the effect of the Alphaville Equity.

Backlog of Revenues and Results

The backlog of results to be recognized under the PoC method reached R$489.0 million in the 3Q14. The consolidated margin for the quarter was 37.7%.

Table 40. Gafisa Group - Results to be recognized (REF) (R$000)

	3Q14	2Q14	Q/Q(%)	3Q13	Y/Y(%)
Revenues to be recognized	1,296,708	1,506,001	-13.9%	1,900,224	-31.8%
Costs to be recognized (units sold)	(807,735)	(974,077)	-17.1%	(1,275,911)	-36.7%
Results to be Recognized	488,973	531,924	-8.1%	624,313	-21.7%
Backlog Margin	37.7%	35.3%	239 bps	32.9%	485 bps

Alphaville sells R$ 405 million in 9M14

          São Paulo, November 7th, 2014 – Alphaville Urbanismo SA releases its results for the 3rd quarter 2014, which are subjected to review by auditors.

Launches

          Launches totaled R$ 67 million this quarter, 77% below 3Q13. The company ended the 9M14 with R$ 376 million in launches, 38% below the same period of 2013.

Sales

          The volume of sales totaled R$ 102 million this quarter, 13% above 3Q13. Considering 9M14, sales amounted to R$ 405 million, representing an increase of 10% compared to 2013.

Financial Results

          During 3Q14, net revenues were R$ 209 million, 0.3% above 3Q13 and 4.6% below net revenues in 2Q14. Net profit in 3Q14 was R$ 22 million, R$ 4 million below the previous quarter.

	3Q14	3Q13		2Q14
		R$	∆	R$	∆
Net revenue	209	208	0,3%	219	-4,6%
Net profit	22	43	-49,0%	26	-15,4%
Net margin	11%	21%		12%

          In the first nine months of 2014, net revenues totaled R$ 580 million, 3.8% lower than 9M13. In the same period, net profit was R$ 39 million, 65.7% below the same period of 2013.

	9M14	9M13	∆
Net revenue	580	603	-3,8%
Net profit	39	112	-65,7%
Net margin	7%	19%

The lower net profit is a result of lower revenues, the non-cash impact of the SELIC change on the NPV of receivables, non-recurring expenses associated to the spin-off of the back office from Gafisa and increased financial expenses.

For further information, please contact our Investor Relations team at ri@alphaville.com.br or +55 11 3038-7164.

OUTLOOK

On October 20, 2014, the Company disclosed in a Material Fact a revision to its 2014 launch guidance ("Guidance") for the Gafisa segment, due to continuing uncertainties in the current economic environment. This change in the projected volume of launches has also affected guidance for the ratio of Administrative Expenses to Launch Volumes for the Gafisa segment, as well as projected consolidated launches.

Launches in the first nine months of 2014 totaled R$1,395 million, representing 75.4% of the midpoint of full year guidance. Gafisa segment accounted for 82.1% of launches and Tenda represented the remaining 17.9%.

Launch Guidance (2014E)

Table 41. Guidance - Launches (2014E)

	Guidance (2014E)	Revision	Actual Figures 9M14	9M14A / Midpoint of Guidance
Consolidated Launches	R$2.1 – R$2.5 bn	R$1.7 – R$2.0 bn	1,394.8 million	75%
Breakdown by Brand
Gafisa Launches	R$1.5 – R$1.7 bn	R$1.1 – R$1.2 bn	1,023.0 million	89%
Tenda Launches	R$600 – R$800 mn	R$600 – R$800 mn	371.7 million	53%

With the completion of the sale of the Alphaville stake in 2013, the Company began 2014 with a solid liquidity position. As reported in this release, the Company’s Net Debt/Equity ratio has remained stable at 44.3% since the 1Q14. Given this result, and considering the Company's business plan for 2014, the Company expects leverage to remain between 55% - 65%, as measured by the Net Debt/Equity ratio.

Table 42. Guidance - Leverage (2014E)

	Guidance (2014E)	Revision	Actual Figures 9M14	9M14A / Midpoint of Guidance
Consolidated Data	55% - 65% Net Debt / Equity	55% - 65% Net Debt / Equity	44.3%	OK

Also on October 20, the Company withdrew its guidance for 2014 regarding the ratio of Administrative Expenses to Launch Volumes for Gafisa. With the reduction in launch guidance for the year, the Company is unable to meet this projection.

Table 43. Guidance - Administrative Expenses / Launches Volume (2014E)

	Guidance (2014E)	Revision
Gafisa	7.5%	Not applicable
Tenda	Not applicable	Not applicable

Table 44. Guidance - Administrative Expenses / Launches Volume (2015E)

	Guidance (2015E)	Revision
Gafisa	7.5%	7.5%
Tenda	7.0%	7.0%

Finally, the Company defined as a benchmark for profitability the Return on Capital Employed (ROCE), and it expects that in the next three year period, this ratio shall be between 14% - 16% for both the Tenda and Gafisa segments.

Table 45. Guidance – Return on Capital Employed (3 years)

	Guidance (3 years)	Revision
Gafisa	14% - 16%	14% - 16%
Tenda	14% - 16%	14% - 16%

FINANCIALSTATEMENTSGAFISA SEGMENT

	3Q14	2Q14	Q/Q (%)	3Q13	Y/Y (%)	9M14	9M13	Y/Y (%)
Net Operating Revenue	365,256	397,907	-8.2%	432,252	-15.5%	1,089,913	1,173,896	-7.2%
Operating Costs	(258,533)	(278,772)	-7.3%	(266,313)	-2.9%	(775,165)	(796,125)	-2.6%
Gross profit	106,723	119,135	-10.4%	165,939	-35.7%	314,748	377,771	-16.7%
Gross Margin	29.2%	29.9%	-70 bps	38.4%	-920 bps	28.9%	32.2%	-330 bps
Operating Expenses
Selling Expenses	(21,713)	(28,425)	-23.6%	(27,287)	-20.4%	(69,133)	(101,166)	-31.7%
General and Administrative Expenses	(32,031)	(31,406)	2.0%	(30,108)	6.4%	(95,886)	(90,586)	5.9%
Other Operating Revenues / Expenses	(15,585)	(24,351)	-36.0%	(11,880)	31.2%	(55,925)	(28,225)	98.1%
Depreciation and Amortization	(7,744)	(11,311)	-31.5%	(15,284)	-49.3%	(30,261)	(30,328)	-0.2%
Equity pickup	8,266	3,662	125.7%	(5,717)	-244.6%	10,646	(16,668)	-163.9%
Operational Result	37,916	27,304	38.9%	75,663	-49.9%	74,189	110,798	-33.0%
Financial Income	20,583	24,160	-14.8%	9,594	114.5%	75,903	27,060	180.5%
Financial Expenses	(33,669)	(28,565)	17.9%	(51,710)	-34.9%	(101,218)	(156,835)	-35.5%
Net Income Before Taxes on Income	24,830	22,899	8.4%	33,547	-26.0%	48,874	(18,977)	-357.5%
Deferred Taxes	(1)	(91)	-98.9%	146	-100.7%	(384)	(318)	20.8%
Income Tax and Social Contribution	(8,788)	(7,117)	23.5%	(2,542)	245.7%	(19,635)	(8,454)	132.3%
Net Income After Taxes on Income	16,041	15,691	2.2%	31,151	-48.5%	28,855	(27,749)	-204.0%
Net income from discontinued operations	-	-	-	46,993	-100.0%	-	127,758	-100.0%
Minority Shareholders	778	(1,441)	-154.0%	1,413	-44.9%	(1,213)	23,030	-105.3%
Net Result	15,263	17,132	-10.9%	76,731	-80.1%	30,068	76,979	-60.9%

FINANCIAL STATEMENTS TENDA SEGMENT

	3Q14	2Q14	Q/Q (%)	3Q13	Y/Y (%)	9M14	9M13	Y/Y (%)
Net Operating Revenue	128,935	176,923	-27.1%	195,795	-34.1%	411,809	602,564	-31.7%
Operating Costs	(106,805)	(131,154)	-18.6%	(188,231)	-43.3%	(335,452)	(584,889)	-42.6%
Gross profit	22,130	45,769	-51.6%	7,564	192.6%	76,357	17,675	332.0%
Gross Margin	17.2%	25.9%	-870 bps	3.8%	1340 bps	18.5%	2.9%	1560 bps
Operating Expenses
Selling Expenses	(15,311)	(14,668)	4.4%	(18,878)	-18.9%	(41,766)	(60,626)	-31.1%
General and Administrative Expenses	(18,856)	(25,012)	-24.6%	(25,047)	-24.7%	(62,838)	(67,173)	-6.5%
Other Operating Revenues / Expenses	(11,735)	(14,968)	-21.6%	(16,237)	-27.7%	(36,706)	(15,623)	134.9%
Depreciation and Amortization	(3,971)	(4,666)	-14.9%	(2,858)	38.9%	(11,453)	(8,245)	38.9%
Equity pickup	(2,670)	(1,070)	149.5%	7,920	-133.7%	(3,475)	22,502	-115.4%
Operational Result	(30,413)	(14,615)	108.1%	(47,536)	-36.0%	(79,881)	(111,490)	-28.4%
Financial Income	15,890	13,805	15.1%	7,404	114.6%	42,731	25,626	66.7%
Financial Expenses	(10,832)	(12,472)	-13.1%	(13,774)	-21.4%	(36,430)	(27,164)	34.1%
Net Income Before Taxes on Income	(25,355)	(13,282)	90.9%	(53,906)	-53.0%	(73,580)	(113,028)	-34.9%
Deferred Taxes	860	(1,771)	-148.6%	(2,673)	-132.2%	(152)	(6,473)	-97.7%
Income Tax and Social Contribution	(1,234)	(2,693)	-54.2%	(1,950)	-36.7%	(7,261)	(5,203)	39.6%
Net Income After Taxes on Income	(25,729)	(17,746)	45.0%	(58,529)	-56.0%	(80,993)	(124,704)	-35.1%
Minority Shareholders	(510)	237	-315.2%	2,425	-121.0%	(331)	6,115	-105.4%
Net Result	(25,219)	(17,983)	40.2%	(60,954)	-58.6%	(80,662)	(130,819)	-38.3%

CONSOLIDATED FINANCIAL STATEMENTS

	3Q14	2Q14	Q/Q (%)	3Q13	Y/Y (%)	9M14	9M13	Y/Y (%)
Net Operating Revenue	494,191	574,830	-14.0%	628,047	-21.3%	1,501,722	1,776,461	-15.5%
Operating Costs	(365,338)	(409,926)	-10.9%	(454,544)	-19.6%	(1,110,617)	(1,381,015)	-19.6%
Gross profit	128,853	164,904	-21.9%	173,503	-25.7%	391,105	395,446	-1.1%
Gross Margin	26.1%	28.7%	-260 bps	27.6%	-150 bps	26.0%	22.3%	370 bps
Operating Expenses
Selling Expenses	(37,024)	(43,093)	-14.1%	(46,165)	-19.8%	(110,899)	(161,792)	-31.5%
General and Administrative Expenses	(50,887)	(56,418)	-9.8%	(55,155)	-7.7%	(158,724)	(157,759)	0.6%
Other Operating Revenues / Expenses	(27,320)	(39,319)	-30.5%	(28,117)	-2.8%	(92,631)	(43,848)	111.3%
Depreciation and Amortization	(11,715)	(15,977)	-26.7%	(18,142)	-35.4%	(41,714)	(38,573)	8.1%
Equity pickup	5,596	2,592	115.9%	2,203	154.0%	7,171	5,834	22.9%
Operational Result	7,503	12,689	-40.9%	28,127	-73.3%	(5,692)	(692)	722.5%
Financial Income	36,473	37,965	-3.9%	16,998	114.6%	118,634	52,686	125.2%
Financial Expenses	(44,501)	(41,037)	8.4%	(65,484)	-32.0%	(137,648)	(183,999)	-25.2%
Net Income Before Taxes on Income	(525)	9,617	-105.5%	(20,359)	-97.4%	(24,706)	(132,005)	-81.3%
Deferred Taxes	859	(1,862)	-146.1%	(2,527)	-134.0%	(536)	(6,791)	-92.1%
Income Tax and Social Contribution	(10,022)	(9,810)	2.2%	(4,492)	123.1%	(26,896)	(13,657)	96.9%
Net Income After Taxes on Income	(9,688)	(2,055)	371.4%	(27,378)	-64.6%	(52,138)	(152,453)	-65.8%
Net income from discontinued operations	-	-	-	46,993	-100.0%	-	127,758	-100.0%
Minority Shareholders	268	(1,204)	-122.3%	3,838	-93.0%	(1,544)	29,144	-105.3%
Net Result	(9,956)	(851)	1,069.9%	15,777	-163.1%	(50,594)	(53,839)	-6.0%

BALANCE SHEET GAFISA SEGMENT

	3Q14	2Q14	Q/Q (%)	3Q13	Y/Y (%)
Current Assets
Cash and cash equivalents	903,901	661,449	36.7%	337,984	167.4%
Receivables from clients	1,212,289	1,285,496	-5.7%	1,409,006	-14.0%
Properties for sale	1,298,367	1,050,259	23.6%	926,481	40.1%
Other accounts receivable	191,596	256,083	-25.2%	107,503	78.2%
Prepaid expenses and others	13,517	19,024	-28.9%	32,957	59.0%
Properties for sale	8,175	7,747	5.5%	5,800	40.9%
Asset Available for Sale	-	-	-	449,151	-100.0%
Financial Instruments	-	-	-	2,830	-100.0%
	3,627,845	3,280,058	10.6%	3,271,712	10.9%
Long-term Assets
Receivables from clients	332,124	298,596	11.2%	281,191	18.1%
Properties for sale	451,383	467,708	-3.5%	502,000	-10.1%
Financial Instruments	-	-	-	(157)	-100.0%
Other	198,545	221,212	-10.2%	220,514	-10.0%
	982,052	987,516	-0.6%	1,003,549	-2.1%
Intangible	63,755	63,149	1.0%	71,111	-10.3%
Investments	1,898,323	1,989,855	-4.6%	2,355,090	-19.4%

Total Assets	6,571,975	6,320,578	4.0%	6,701,462	-1.9%

Current Liabilities
Loans and financing	440,892	548,548	-19.6%	515,449	-14.5%
Debentures	281,104	254,466	10.5%	228,417	23.1%
Obligations for purchase of land and clients	348,970	293,195	19.0%	314,269	11.0%
Materials and service suppliers	62,865	55,888	12.5%	74,331	-15.4%
Taxes and contributions	57,399	59,857	-4.1%	81,916	-29.9%
Investor Obligations	9,935	7,517	32.2%	76	12978.8%
Other	352,048	364,314	-3.4%	899,907	-60.9%
	1,553,213	1,583,785	-1.9%	2,114,366	-26.5%
Long-term Liabilities
Loans and financings	932,132	756,049	23.3%	943,276	-1.2%
Debentures	710,811	582,508	22.0%	826,411	-14.0%
Obligations for purchase of land and clients	55,072	66,983	-17.8%	99,604	-44.7%
Deferred taxes	44,515	44,667	-0.3%	67,424	-34.0%
Provision for contingencies	60,718	67,745	-10.4%	4,580	1225.8%
Investor Obligations	7,145	7,145	0.0%	14,443	-50.5%
Other	80,129	74,555	7.5%	138,594	-42.2%
	1,890,522	1,599,652	18.2%	2,094,331	-9.7%
Shareholders' Equity
Shareholders' Equity	3,106,915	3,116,181	-0.3%	2,469,276	25.8%
Non-controlling interests	21,325	20,960	1.7%	23,490	-9.2%
	3,128,240	3,137,141	-0.3%	2,492,765	25.5%
Liabilities and Shareholders' Equity	6,571,975	6,320,578	4.0%	6,701,462	-1.9%

BALANCE SHEET TENDA SEGMENT

	3Q14	2Q14	Q/Q (%)	3Q13	Y/Y (%)
Current Assets
Cash and cash equivalents	559,524	618,119	-9.5%	443,621	26.1%
Receivables from clients	363,633	424,221	-14.3%	694,124	-37.1%
Properties for sale	570,304	527,646	8.1%	563,058	-16.1%
Other accounts receivable	131,971	131,914	0.0%	523,815	-74.8%
Prepaid expenses and other	-	-	0.0%	9,040	-100.0%
Properties for sale	73,996	98,564	-24.9%	116,368	-36.4%
Asset Available for Sale	-	-	0.0%	375,216	-100.0%
	1,699,428	1,800,464	-5.6%	2,725,241	-37.6%
Long-term Assets
Receivables from clients	23,168	23,760	-2.5%	20,379	13.7%
Properties for sale	181,754	110,772	64.1%	154,715	17.5%
Other	89,770	86,017	4.4%	82,955	8.2%
	294,692	220,549	33.6%	258,049	14.2%
Intangible	39,596	39,429	0.4%	35,943	10.2%
Investments	203,766	193,544	5.3%	205,761	1.0%

Total Assets	2,237,482	2,253,986	-0.7%	3,224,993	-30.6%

Current Liabilities
Loans and financing	33,469	74,395	-55.0%	110,158	-69.6%
Debentures	109,335	98,928	10.5%	195,795	-44.2%
Obligations for purchase of land and clients	143,323	71,442	100.6%	78,833	93.9%
Materials and service suppliers	20,602	20,732	-0.6%	24,633	-16.4%
Taxes and contributions	79,485	90,748	-12.4%	77,701	2.3%
Other	314,136	317,405	-1.0%	183,320	66.9%
	700,350	673,650	4.0%	670,440	4.5%
Long-term Liabilities
Loans and financings	23,426	58,295	-59.8%	141,738	-83.5%
Debentures	300,000	300,000	0.0%	548,709	-45.3%
Obligations for purchase of land	21,087	3,175	564.2%	8,391	151.3%
Deferred taxes	9,783	10,643	-8.1%	14,969	-34.6%
Provision for contingencies	65,062	65,783	-1.1%	-	0.0%
Other	68,629	67,850	1.1%	121,094	-43.3%
	487,987	505,746	-3.5%	834,901	-41.6%
Shareholders' Equity
Shareholders' Equity	1,024,864	1,049,799	-2.4%	1,683,593	-39.1%
Non-controlling interests	24,281	24,791	-2.1%	36,059	-32.7%
	1,049,145	1,074,590	-2.4%	1,719,652	-39.0%
Liabilities and Shareholders' Equity	2,237,482	2,253,986	-0.7%	3,224,993	-30.6%

CONSOLIDATED BALANCE SHEETS

	3Q14	2Q14	Q/Q (%)	3Q13	Y/Y (%)
Current Assets
Cash and cash equivalents	1,463,425	1,279,568	14.4%	781,606	87.2%
Receivables from clients	1,575,922	1,709,718	-7.8%	2,103,130	-25.1%
Properties for sale	1,868,671	1,577,905	18.4%	1,489,538	25.5%
Other accounts receivable	184,842	217,263	14.9%	153,865	20.1%
Prepaid expenses and others	20,015	26,223	-23.7%	42,003	-52.3%
Properties for sale	82,171	106,311	-22.7%	122,168	-32.7%
Asset Available for Sale	-	-	0.0%	1,532,226	-100.0%
Financial Instruments	-	-	0.0%	2,830	-100.0%
	5,195,046	4,916,988	5.7%	6,227,366	-16.6%
Long-term Assets
Receivables from clients	355,292	322,356	10.2%	301,570	17.8%
Properties for sale	633,137	578,480	9.4%	656,715	-3.6%
Financial Instruments	273,351	292,260	-6.5%	288,424	-5.2%
	1,261.780	1,193,096	5.8%	1,246,709	1.2%
Intangible	146,431	145,657	0.5%	212,867	-31.2%
Investments	975,597	1,032,662	-5.5%	512,736	90.3%

Total Assets	7,578,854	7,288,403	4.0%	8,199,678	-7.6%

Current Liabilities
Loans and financing	474,361	622,942	-23.9%	625,608	-24.2%
Debentures	390,439	353,394	10.5%	424,212	-8.0%
Obligations for purchase of land and clients	492,293	364,637	35.0%	445,257	10.6%
Materials and service suppliers	83,467	76,619	8.9%	98,964	-15.7%
Taxes and contributions	108,722	117,728	-7.6%	159,617	-31.9%
Investor Obligations	9,935	7,517	32.2%	115,304	-91.4%
Obligations with Asset Available for Sale	-	-	0.0%	693,160	-100.0%
Other	562,118	551,057	2.0%	486,374	15.6%
	2,121,335	2,093,894	1.3%	3,048,496	-30.4%
Long-term Liabilities
Loans and financings	955,558	814,345	17.3%	1,085,014	-11.9%
Debentures	1,010,811	882,508	14.5%	1,375,120	-26.5%
Obligations for purchase of land and clients	76,159	70,158	8.6%	107,995	-29.5%
Deferred taxes	54,299	55,310	-1.8%	82,393	-34.1%
Provision for contingencies	125,780	133,528	-5.8%	135,097	-6.9%
Investor Obligations	7,145	7,145	0.0%	14,443	-50.5%
Other	98,630	93,384	5.6%	83,458	18.2%
	2,328,382	2,056,378	13.2%	2,883,520	-19.3%
Shareholders' Equity
Shareholders' Equity	3,106,916	3,116,182	-0.3%	2,216,828	40.2%
Non-controlling interests	22,221	21,949	1.2%	50,834	-56.3%
	3,129,137	3,138,131	-0.3%	2,267,662	38.0%
Liabilities and Shareholders' Equity	7,578,854	7,288,403	4.0%	8,199,678	-7.6%

CASH FLOW

	3Q14	3Q13	9M14	9M13
Income Before Taxes on Income	(519)	(20,359)	(24,700)	(132,005)
Expenses (income) not affecting working capital	63,715	114,379	193,129	185,778
Depreciation and amortization	11,715	18,142	41,714	38,573
Impairment allowance	(10,063)	(384)	(9,684)	(802)
Expense on stock option plan	3,172	4,170	27,577	13,715
Penalty fee over delayed projects	(4,647)	10,681	(5,322)	(1,417)
Unrealized interest and charges, net	27,102	29,480	47,414	48,904
Equity pickup	(5,596)	(2,203)	(7,171)	(5,834)
Disposal of fixed asset	4,639	14,912	6,836	20,098
Warranty provision	3,937	1,816	(7,020)	(624)
Provision for contingencies	25,487	32,150	77,283	47,388
Profit sharing provision	9,726	8,808	26,151	26,235
Allowance (reversal) for doubtful debts	(6,356)	(2,766)	(9,662)	(5,731)
Profit / Loss from financial instruments	4,599	(427)	4,354	5,273
Clients	113,865	(45,143)	292,887	51,683
Properties for sale	(328,569)	(96,780)	(409,947)	(235,647)
Other receivables	13,237	(18,320)	10,839	(41,393)
Deferred selling expenses and pre-paid expenses	6,206	5,630	15,170	19,520
Obligations on land purchases	133,657	20,470	80,103	45,090
Taxes and contributions	(703)	4,043	(31,791)	(13,060)
Accounts payable	6,848	(2,229)	4,125	11,308
Salaries, payroll charges and bonus provision	2,803	2,417	(43,023)	(36,909)
Other accounts payable	49,968	84,052	19,980	159,288
Current account operations	47,232	54,640	(4,038)	40,943
Paid taxes	(18,326)	(4,636)	(103,008)	(8,570)
Cash used in operating activities	89,414	98,165	(937)	46,026
Investments
Purchase of property and equipment	(17,128)	(33,793)	(52,256)	(60,350)
Redemption of securities, restricted securities and loans	(157,180)	1,066,444	2,387,569	3,708,304
Investments in marketable securities, restricted securities	-	(949,013)	(1,880,258)	(3,399,254)
Investments increase	(15,954)	(15,578)	(11,534)	(19,454)
Dividends receivables	(1,990)	9,480	58,311	14,745
Acquisition remaining portion from 20% in AUSA	-	(366,662)	-	(366,662)
Cash used in investing activities	(192,252)	(289,122)	501,832	(122,671)
Financing
Capital increase	-	3	-	4,866
Contributions from venture partners	2,418	1,908	(106,600)	(106,675)
Increase in loans and financing	430,491	288,714	666,692	1,237,027
Repayment of loans and financing	(298,994)	(300,778)	(941,844)	(1,158,400)
Purchase of treasury shares	(2,207)	-	(53,561)	(39,970)
Dividend payments	-	-	(117,129)	-
Proceeds from subscription of redeemable equity interest	-	-		(5,089)
Operations of mutual	(2,201)	(1,014)	(8,799)	(12,691)
Sale of treasury shares	4,103	-	17,583	-
Result of sale of treasury shares	(4,094)	-	(10,664)	-
Net cash provided by financing activities	129,516	(11,167)	(554,322)	(80,932)
Net increase (decrease) in cash and cash equivalents	26,678	(202,124)	(53,427)	(157,577)
At the beginning of the period	135,089	476,749	215,194	432,202
At the end of the period	161,767	274,625	161,767	274,625
Net increase (decrease) in cash and cash equivalents	26,678	(202,124)	(53,427)	(157,577)

GLOSSARY

Affordable Entry Level

Residential units targeted to the mid-low and low income segments with prices below R$200 thousand per unit.

Backlog of Revenues

As a result of the Percentage of Completion Method of recognizing revenues, we recognize revenues and expenses over a multi-year period for each residential unit we sell. Our backlog of results represents revenues minus costs that will be incurred in future periods from past sales.

Backlog of Results

As a result of the Percentage of Completion Method of recognizing revenues, we recognize revenues and expenses over a multi-year period for each residential unit we sell.  Our backlog represents revenues that will be incurred in future periods from past sales.

Backlog Margin

Equals to “Backlog of Results” divided “Backlog of Revenues” to be recognized in future periods.

LandBank

Land that Gafisa holds for future development paid either in cash or through swap agreements. Each decision to acquire land is analyzed by our investment committee and approved by our Board of Directors.

LOT (Urbanized Lots)

Land subdivisions, or lots, with prices ranging from R$150 to R$600 per square meter.

PoC Method

Under Brazilian GAAP, real estate development revenues, costs and related expenses are recognized using the percentage-of-completion (“PoC”) method of accounting by measuring progress towards completion in terms of actual costs incurred versus total budgeted expenditures for each stage of a development.

Pre-Sales

Contracted pre-sales are the aggregate amount of sales resulting from all agreements for the sale of units entered into during a certain period, including new units and units in inventory.  Contracted pre-sales will be recorded as revenue as construction progresses (PoC method). There is no definition of "contracted pre-sales'' under Brazilian GAAP.

PSV

Potential Sales Value.

SFH Funds

Funds from SFH are originated from the Governance Severance Indemnity Fund for Employees (FGTS) and from savings accounts deposits.  Banks are required to invest 65% of the total savings accounts balance in the housing sector, either to final customers or developers, at lower interest rates than the private market.

Swap Agreements

A system in which we grant the land-owner a certain number of units to be built on the land or a percentage of the proceeds from the sale of units in such development in exchange for the land. By acquiring land through this system, we intend to reduce our cash requirements and increase our returns.

Operating Cash Flow

Operating cash flow (non-accounting)

ABOUT GAFISA

Gafisa is a leading diversified national homebuilder serving all demographic segments of the Brazilian market. Established almost 60 years ago, we have completed and sold more than 1,100 developments and built more than 12 million square meters of housing under the Gafisa brand - more than any other residential development company in Brazil. Recognized as one of the foremost professionally managed homebuilders, Gafisa is also one of the most respected and best-known brands in the real estate market, recognized for its quality and consistency among potential homebuyers, brokers, lenders, landowners, competitors and investors. Our pre-eminent brands include Tenda, serving the affordable/entry-level housing segment, and we hold a 30% stake in Alphaville, one of the most important companies in the residential lots segment in Brazil. Gafisa S.A. is traded on the Novo Mercado of the BM&FBOVESPA (BOVESPA:GFSA3) and on the New York Stock Exchange (NYSE:GFA).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 7, 2014

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer